Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

QUALITY SYSTEMS, INC.

and

PEACOCK MERGER SUB, INC.

and

EAGLEDREAM HEALTH INC.

and

ALGIMANTAS K. CHESONIS

dated as of

JULY 31, 2017

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-ii-

-iii-

EXHIBITS

Exhibit A	Form of Restricted Covenants Agreement
Exhibit B	Form of Securityholder Release
Exhibit C	Form of Option Termination Agreement
Exhibit D	Form of Warrant Termination Agreement
Exhibit E	Form of Letter of Transmittal

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SCHEDULES

Section 3.1(a)	Foreign Qualifications
Section 3.3(c)	Consents
Section 3.4(b)	Capitalization
Section 3.5	Subsidiaries
Section 3.6(a)	Financing Statements
Section 3.6(b)	Internal Controls
Section 3.8	Absence of Certain Changes
Section 3.9(a)	Material Contracts
Section 3.10(c)	Real Property
Section 3.11	Sufficiency of Assets
Section 3.12(a)	Company Intellectual Property
Section 3.12(b)	Company IP Agreements
Section 3.12(j)	Company Software
Section 3.15(a)	Material Customers
Section 3.15(b)	Material Suppliers
Section 3.16	Insurance Policies
Section 3.18	Permits
Section 3.20(a)	Benefit Plans
Section 3.20(i)	Excess Parachute Payments and Disqualified Individuals
Section 3.21(a)	Employees and Independent Contractors
Section 3.22	Taxes
Section 3.23	Protection of Personal Information
Section 3.25	Related Party Transactions
Section 3.27	Bank Accounts
Section 8.2(g)	Indemnification

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AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”), dated as of July 31, 2017, is entered into by and among Quality Systems, Inc., a California corporation (“Parent”), Peacock Merger Sub, Inc., a Delaware corporation (“Merger Sub”), EagleDream Health Inc., a Delaware corporation (the “Company”), and Algimantas K. Chesonis, solely in his capacity as the representative of Securityholders (“Securityholders’ Representative”).

RECITALS

WHEREAS, the parties intend that Merger Sub be merged with and into the Company, with the Company surviving the merger on the terms and subject to the conditions set forth herein (the “Merger”);

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously (a) determined that this Agreement and the transactions contemplated hereby, including the Merger, are in the best interests of the Company and its stockholders, (b) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, and (c) resolved to recommend adoption of this Agreement by the stockholders of the Company in accordance with the General Corporation Law of the State of Delaware (the “DGCL”);

WHEREAS, the Company will seek promptly after the execution of this Agreement the Requisite Company Approval pursuant to Section 228 of the DGCL to the adoption of this Agreement;

WHEREAS, the respective boards of directors of Parent and Merger Sub have unanimously (a) determined that this Agreement and the transactions contemplated hereby, including the Merger, are in the best interests of Parent, Merger Sub and their respective stockholders, and (b) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger; and

WHEREAS, a portion of the cash otherwise payable by Parent to Securityholders in connection with the Merger shall be placed in escrow and released contingent upon the certain events and conditions, all as set forth in this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE I

DEFINITIONS

1.1 Definitions. For purposes of this Agreement, the following terms, when used herein with initial capital letters, shall have the respective meanings set forth herein:

“Acquisition Proposal” means any inquiry, proposal or offer from any Person (other than Parent or any of its Affiliates) concerning (a) a merger, consolidation, liquidation, recapitalization, share exchange or other business combination transaction involving the Company or any of its Subsidiaries, (b) the issuance or acquisition of shares of capital stock or other equity securities of the Company or any of its Subsidiaries, or (c) the sale, lease, exchange or other disposition of any significant portion of the properties or assets of the Company or any of its Subsidiaries.

“Action” means any claim, action, cause of action, demand, lawsuit, arbitration, inquiry, audit, notice of violation, proceeding, litigation, citation, summons, subpoena or investigation of any nature, civil, criminal, administrative, regulatory or otherwise, whether at law or in equity.

“Affiliate” means, with respect to any Person, a Person that directly or indirectly controls, is controlled by, or is under common control with, any such Person. The term “control” (including the terms “controlled by” or “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through ownership of voting or non-voting securities, by contract or otherwise. The term “Affiliate” also includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law, including adoptive relationships, of any natural Person.

“Ancillary Documents” means the Restrictive Covenants Agreements, Securityholder Releases, Letter of Transmittal, Option Termination Agreement, Warrant Termination Agreements, Conversion Agreements, the Escrow Agreement, the Paying Agent Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement or to be executed by any of the parties in connection with the consummation of the transactions contemplated by this Agreement, in each case only as applicable to the relevant party or parties to such Ancillary Document, as indicated by the context in which such term is used.

“Business Day” means any day except Saturday, Sunday or any other day on which commercial banks located in Los Angeles, California, are authorized or required by Law to be closed for business.

“Cash” means the aggregate amount of all cash and cash equivalents of the Company and each of its Subsidiaries, plus deposits and checks in transit to the Company or any of its Subsidiaries, minus the amount of any checks drawn upon the accounts of the Company or any of its Subsidiaries but not cashed, each determined in accordance with GAAP.

“Cash Target” means $900,000.

“CERCLA” means the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. §§ 9601 et seq.

“Class A Common Stock” means Class A Common Stock, par value $0.001 per share, of the Company.

“Class B Common Stock” means Class B Common Stock, par value $0.001 per share, of the Company.

“Closing Merger Consideration” means (a) the Purchase Price prior to any adjustment pursuant to Sections 2.16(b)-(d), minus (b) the amount equal to the Escrow Amount, minus (c) the amount equal to Securityholders’ Representative Fund, minus (d) the amount equal to Net Working Capital Fund, minus (e) the Estimated Indebtedness, minus (f) the Estimated Transaction Expenses.

“Closing Per Share Merger Consideration” means, subject to the allocation of the Escrow Amount as set forth in the Amended and Restated Certificate of Incorporation of the Company filed with the Secretary of State of the State of Delaware on or about the date hereof, (a) in the case of the Company Preferred Stock, $1.20 per share of Company Preferred Stock and (b) in the case of all other Securities entitled to a portion of the Closing Merger Consideration, (i) the Closing Merger Consideration (less the total amount paid under clause (a) of this definition), divided by (ii) the Fully Diluted Share Number (excluding for purposes of this definition the Company Preferred Stock and any Shares subject to issuance pursuant to the conversion of the Company Preferred Stock prior to the Effective Time).

“Closing Working Capital” means, as of 12:01 a.m. Eastern time on the Closing Date, an amount (which may be positive or negative) equal to (a) the Current Assets of the Company and each of its Subsidiaries, less (b) the Current Liabilities of the Company and each of its Subsidiaries.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Common Stock” means Class A Common Stock and Class B Common Stock.

“Company Group” shall mean any “affiliated group” (as defined in Section 1504(a) of the Code without regard to the limitations contained in Section 1504(b) of the Code) that, at any time on or before the Closing Date, includes or has included the Company, any of its Subsidiaries or any predecessor of or successor to the Company or any of its Subsidiaries, or any other group of corporations that, at any time on or before the Closing Date, files or has filed Tax Returns on a combined, consolidated or unitary basis with the Company, any of its Subsidiaries or any predecessor of or successor to the Company or any of its Subsidiaries.

“Company Intellectual Property” means all Intellectual Property that is owned by, or licensed to, the Company or any of its Subsidiaries, and all Company Software.

“Company IP Agreements” means all Contracts concerning Company Intellectual Property or Company IT Assets to which the Company or any of its Subsidiaries is a party, or by which the Company or any of its Subsidiaries or any of their respective properties or assets is bound, including all (a) licenses of Company Intellectual Property by the Company or any of its Subsidiaries to any Person, (b) licenses of Company Intellectual Property by any Person to the Company or any of its Subsidiaries, (c) Contracts between any Person and the Company or any of its Subsidiaries relating to the transfer, development, maintenance or use of Company Intellectual Property or Company IT Assets, the development or transmission of data, or the use, modification, framing, linking, advertisement or other practices with respect to Internet websites, and (d) consents, settlements, decrees, orders, injunctions, judgments or rulings governing the use, validity or enforceability of Company Intellectual Property or Company IT Assets.

“Company IP Registrations” means all Owned Company Intellectual Property that is subject to any issuance registration, application or other filing by, to or with any Governmental Authority or authorized private registrar in any jurisdiction, including registered trademarks, domain names and copyrights, issued and reissued patents and pending applications for any of the foregoing.

“Company IT Assets” means all IT Assets owned by, or licensed to, the Company or any of its Subsidiaries.

“Company Preferred Stock” means the Series A Preferred Stock, par value $0.001 per share, of the Company.

“Company Software” means all Software owned by, or licensed to, the Company or any of its Subsidiaries.

“Contracts” means all contracts, purchase orders, leases, deeds, mortgages, licenses, instruments, notes, commitments, undertakings, indentures, joint ventures and all other agreements, commitments and legally binding arrangements, whether written or oral. “Contracts” do not include any Benefit Plans.

“Convertible Note” means any promissory note that is convertible into Company Common Stock and still outstanding as of immediately prior to the Effective Time.

“Convertible Noteholder” means the holder of a Convertible Note.

“Current Assets” means accounts receivable, inventory and prepaid expenses, but excluding (a) the portion of any prepaid expense of which Parent will not receive the benefit following the Closing, (b) deferred Tax assets and (c) receivables from any of the Affiliates, directors, employees, officers or stockholders of the Company or any of its Subsidiaries and any of their respective Affiliates, in each case, determined in accordance with GAAP. For clarity, “Current Assets” excludes Cash.

“Current Liabilities” means accounts payable, accrued Taxes (excluding an accrual for sales Taxes) and accrued expenses, in each case, determined in accordance with GAAP, but excluding (a) payables to any of the Affiliates, directors, employees, officers or stockholders of the Company or any of its Subsidiaries and any of their respective Affiliates, other than payables to Cranberry Support Services, LLC and Eagle Dream Technologies, LLC, (b) deferred Tax liabilities, (c) Transaction Expenses that are not paid at the Closing, (d) the current portion of any Indebtedness of the Company or any of its Subsidiaries, (e) accrued payroll for base salary (excluding, for clarity, any commissions), (f) sales Tax liabilities, and (g) accrued vacation.

“Disclosure Schedules” means the Disclosure Schedules delivered by the Company concurrently with the execution and delivery of this Agreement.

“Dollars or $” means the lawful currency of the United States.

“Encumbrance” means any charge, claim, community property interest, pledge, condition, equitable interest, lien (statutory or other), option, security interest, mortgage, easement, encroachment, right of way, right of first refusal, or restriction of any kind, including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership.

“Environmental Claim” means any Action, Governmental Order, lien, fine, penalty, or, as to each, any settlement or judgment arising therefrom, by or from any Person alleging liability of whatever kind or nature (including liability or responsibility for the costs of enforcement proceedings, investigations, cleanup, governmental response, removal or remediation, natural resources damages, property damages, personal injuries, medical monitoring, penalties, contribution, indemnification and injunctive relief) arising out of, based on or resulting from (a) the presence, Release of, or exposure to, any Hazardous Materials; or (b) any actual or alleged non-compliance with any Environmental Law or term or condition of any Environmental Permit.

“Environmental Law” means any applicable Law, Governmental Order or agreement with any Governmental Authority (a) relating to pollution (or the cleanup thereof) or the protection of natural resources, endangered or threatened species, human health or safety, or the environment (including ambient air, soil, surface water or groundwater, or subsurface strata); or (b) concerning the presence of, exposure to, or the management, manufacture, use, containment, storage, recycling, reclamation, reuse, treatment, generation, discharge, transportation, processing, production, disposal or remediation of any Hazardous Materials. The term “Environmental Law” includes, without limitation, the following (including their implementing regulations and any state analogs): the Comprehensive Environmental

Response, Compensation, and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. §§ 9601 et seq.; the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976, as amended by the Hazardous and Solid Waste Amendments of 1984, 42 U.S.C. §§ 6901 et seq.; the Federal Water Pollution Control Act of 1972, as amended by the Clean Water Act of 1977, 33 U.S.C. §§ 1251 et seq.; the Toxic Substances Control Act of 1976, as amended, 15 U.S.C. §§ 2601 et seq.; the Emergency Planning and Community Right-to-Know Act of 1986, 42 U.S.C. §§ 11001 et seq.; the Clean Air Act of 1966, as amended by the Clean Air Act Amendments of 1990, 42 U.S.C. §§ 7401 et seq.; and the Occupational Safety and Health Act of 1970, as amended, 29 U.S.C. §§ 651 et seq.

“Environmental Notice” means any written directive, notice of violation or infraction, or other notice respecting any Environmental Claim relating to actual, potential or alleged non-compliance with any Environmental Law or any term or condition of any Environmental Permit.

“Environmental Permit” means any Permit, letter, clearance, consent, waiver, closure, exemption, decision or other action required under or issued, granted, given, authorized by or made pursuant to Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

“ERISA Affiliate” means all employers (whether or not incorporated) that would be treated together with the Company or any of its Affiliates as a “single employer” within the meaning of Section 414 of the Code.

“Escrow Agent” shall have the meaning set forth in the Escrow Agreement.

“Escrow Amount” means $3,100,000, which Parent will place into the Escrow Account at the Effective Time, including any dividends, interest, distributions and other income received in respect thereof, less distributions thereof in accordance with this Agreement and the Escrow Agreement.

“Fully Diluted Share Number” means the sum, without duplication and as of the Effective Time, of (a) the aggregate number of outstanding Shares (other than Shares owned by the Company which are to be cancelled in accordance with Section 2.8(a) and including (i) Restricted Stock, (ii) Shares that are subject to a repurchase option or risk of forfeiture under any restricted stock purchase agreement or other Contract, (iii) Shares subject to issuance pursuant to Options or Warrants that are exercised or RSUs that are settled prior to the Effective Time and (iv) Shares subject to issuance pursuant to the conversion prior to the Effective Time of the Company Preferred Stock), plus (b) the aggregate number of Shares issuable upon (i) the exercise in full of all outstanding Options, whether vested or unvested (other than Out-of-Money Options, which shall be excluded from the calculation of the Fully Diluted Share Number), (ii) the exercise in full of all Warrants, whether vested or unvested (other than Out-of-Money Warrants, which shall be excluded from the calculation of the Fully Diluted Share Number), (iii) the conversion in full of any outstanding convertible securities of the Company, including all Convertible Notes, and (iv) the settlement in full of any outstanding RSUs.

“GAAP” means United States generally accepted accounting principles in effect on the Closing Date.

“Governmental Authority” means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of Law), or any arbitrator, court or tribunal of competent jurisdiction.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“Hazardous Materials” means: (a) any material, substance, chemical, waste, product, derivative, compound, mixture, solid, liquid, mineral or gas, in each case, whether naturally occurring or manmade, that is hazardous, acutely hazardous, toxic, or words of similar import or regulatory effect under Environmental Laws; and (b) any petroleum or petroleum-derived products, radon, radioactive materials or wastes, asbestos in any form, lead or lead-containing materials, urea formaldehyde foam insulation, and polychlorinated biphenyls.

“HIPAA” means the Administrative Simplification provisions of the Health Insurance Portability and Accountability Act of 1996, including the Standards for Privacy of Individually Identifiable Health Information (45 CFR Part 160 and Part 164, Subparts A, D and E), the Transactions and Code Set Standards (45 CFR Part 162), and Security Standards for the Protection of Electronic Protected Health Information (45 CFR Part 164, Subparts A and C), as in effect on the Closing Date, and the Health Information Technology for Economic and Clinical Health Act provisions of the American Recovery and Reinvestment Act of 2009 set forth at 42 USC § 17931 et seq., and all implementing regulations thereof, including all provisions that have been enacted as of the Closing Date.

“In-Money Option” means any Option other than an Out-of-Money Option.

“In-Money Warrant” means any Warrant other than an Out-of-Money Warrant.

“Indebtedness” means, without duplication and with respect to the Company and each of its Subsidiaries, all (a) indebtedness for borrowed money; (b) obligations for the deferred purchase price of property or services (other than Current Liabilities taken into account in the calculation of Closing Working Capital, provided, however, that the full deferred purchase price for the Company’s acquisition of Focused Medical Analytics, LLC, a New York limited liability company, will be included as Indebtedness), (c) long or short-term obligations evidenced by notes, bonds, debentures or other similar instruments; (d) obligations under any interest rate, currency swap or other hedging agreement or arrangement; (e) capital lease obligations; (f) reimbursement obligations under any letter of credit, banker’s acceptance or similar credit transactions; (g) guarantees made by the Company or any of its Subsidiaries on behalf of any third party in respect of obligations of the kind referred to in the foregoing clauses (a) through (f); (h) accrued bonuses payable to Michael McClure; and (g) any unpaid interest, prepayment penalties, premiums, costs and fees that would arise or become due as a result of the prepayment of any of the obligations referred to in the foregoing clauses (a) through (h).

“Indemnified Taxes” means (a) any Taxes of the Company or any of its Subsidiaries attributable to any Pre-Closing Tax Period or Pre-Closing Straddle Period, and (b) all Taxes attributable to any Pre-Closing Tax Period or Pre-Closing Straddle Period imposed on the Company or any of its Subsidiaries, or for which the Company or any of its Subsidiaries may otherwise be liable, as a result of having been a member of a Company Group (including, without limitation, Taxes for which the Company or any of its Subsidiaries may be liable pursuant to Treas. Reg. § 1.1502-6 or similar provisions of state, local or foreign law as a result of having been a member of a Company Group and any Taxes resulting from the Company or any of its Subsidiaries ceasing to be a member of any Company Group, except to the extent that any such Tax (i) is accrued as a Current Liability in the Closing Statement and (ii) was taken into account in calculating the Closing Working Capital as finally determined pursuant to Section 2.16.

“Intellectual Property” means all intellectual property and industrial property rights and assets, and all rights, interests and protections that are associated with, similar to, or required for the exercise of, any of the foregoing, however arising, pursuant to the Laws of any jurisdiction throughout the world, whether registered or unregistered, including any and all: (a) trademarks, service marks, trade names, brand names, logos, trade dress, design rights and other similar designations of source, sponsorship, association or origin, together with the goodwill connected with the use of and symbolized by, and all registrations, applications and renewals for, any of the foregoing; (b) internet domain names, whether or not trademarks, registered in any top-level domain by any authorized private registrar or Governmental Authority, web addresses, web pages, websites and related content, accounts with Twitter, Facebook, Instagram, Pinterest and other social media companies and the content found thereon and related thereto, and URLs; (c) works of authorship (including Software), expressions, designs and design registrations, whether or not copyrightable, including copyrights, author, performer, moral and neighboring rights, and all registrations, applications for registration and renewals of such copyrights; (d) inventions, discoveries, trade secrets, business and technical information and know-how, databases, data collections and other confidential and proprietary information and all rights therein; and (e) patents (including all reissues, divisionals, provisionals, continuations and continuations-in-part, re-examinations, renewals, substitutions and extensions thereof), patent applications, and other patent rights and any other Governmental Authority-issued indicia of invention ownership (including inventor’s certificates, petty patents and patent utility models).

“IT Assets” means Software, systems, servers, computers, hardware, firmware, middleware, networks, data communications lines, routers, hubs, switches and all other information technology equipment, and all associated documentation.

“Knowledge” means, when used with respect to the Company or any of its Subsidiaries, the actual or constructive knowledge of Betty Rabinowitz, Scott Gucciardi, Jolanda Chesonis, Algimantas Chesonis and Michael McClure, in each case after due inquiry.

“Law” means any statute, law, ordinance, regulation, rule, code, order, constitution, treaty, common law, judgment, decree, other requirement or rule of law of any Governmental Authority.

“Losses” means all losses, damages, Liabilities, Taxes, deficiencies, Actions, judgments, interest, awards, penalties, fines, out-of-pocket costs or expenses, including reasonable attorneys’ fees, and the out-of-pocket cost of enforcing any right to indemnification hereunder, excluding incidental, consequential, special or indirect damages (except to the extent of Losses payable to or suffered as a result of a third party) other than diminution in value.

“Material Adverse Effect” means any event, occurrence, fact, condition or change that is, or would reasonably be expected to become, individually or in the aggregate, materially adverse to (a) the business, results of operations, condition (financial or otherwise) or assets of the Company (individually or in the aggregate with its Subsidiaries), or (b) the ability of the Company to consummate the transactions contemplated hereby by the Drop Dead Date; provided, however, that “Material Adverse Effect” shall not include any event, occurrence, fact, condition or change, directly or indirectly, arising out of or attributable , in whole or in part, to: (i) general economic or political conditions; (ii) conditions generally affecting the industries in which the Company operates; (iii) acts of war (whether or not declared), armed hostilities or terrorism, or the escalation or worsening thereof; (iv) any action required by this Agreement; (v) any changes in applicable Laws, including changes to or a repeal of the Affordable Care Act and any changes to accounting rules, including GAAP; (vi) the public announcement, pendency or completion of the transactions contemplated by this Agreement; (vii) changes in, or effects arising from or relating to, financial, banking, or securities markets; provided further, however, that any event, occurrence, fact, condition or change referred to in clauses (i) or (ii) immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent (and only to the extent) that such event, occurrence, fact, condition or change has a disproportionate effect on the Company compared to other participants in the industries in which the Company conducts its business.

“Merger Consideration” means the aggregate amount of consideration payable by Parent in connection with the Merger.

“Net Working Capital Fund” means an amount equal to $100,000, plus any interest or other amounts earned thereon, and less any disbursements therefrom.

“Off-the-Shelf Software” means all Company Software that is commercially available off-the-shelf Software that (a) is not material to the Company or any of its Subsidiaries, (b) has not been modified or customized for the Company or any of its Subsidiaries, and (c) is licensed to the Company or any of its Subsidiaries for a one-time or annual fee of $3,000 or less.

“Open Source Software” means any Software that contains, or is derived in any manner from, in whole or in part, any Software that is distributed as freeware, shareware, open source Software (e.g., Linux) or similar licensing or distribution models that (a) require the licensing or distribution of source code to any other Person, (b) except as specifically permitted by applicable Law, allow any Person to decompile, disassemble or otherwise reverse-engineer any Software, or (c) require the licensing of any Software to any other Person for the purpose of making derivative works. For the avoidance of doubt, “Open Source Software” includes Software licensed or distributed under any of the following licenses or distribution models (or licenses or distribution models similar thereto): (i) the GNU General Public License (GPL) or Lesser/Library GPL (LGPL); (ii) the Artistic License (e.g., PERL); (iii) the Mozilla Public License; (iv) the Netscape Public License; (v) the Sun Community Source License (SCSL); (vi) the Sun Industry Standards Source License (SISSL); (vii) the BSD License; (viii) Red Hat Linux; (ix) the Apache License; and (x) any other license or distribution model described by the Open Source Initiative as set forth on www.opensource.org.

“Option” means any option to purchase Company Common Stock, whether or not granted under a plan, and still outstanding as of immediately prior to the Effective Time.

“Optionholder” means a holder of an Option.

“Out-of-Money Options” means Options having an exercise price equal to or in excess of the Closing Per Share Merger Consideration, calculated for this purpose as if all Options were included in the definition of Fully Diluted Share Number.

“Out-of-Money Warrants” means Warrants having an exercise price equal to or in excess of the Closing Per Share Merger Consideration, calculated for this purpose as if all Warrants were included in the definition of Fully Diluted Share Number.

“Owned Company Intellectual Property” means all Intellectual Property that is owned by the Company or any of its Subsidiaries.

“Parachute Payment Waiver” means, with respect to any Person, a written agreement waiving such Person’s right to receive any “parachute payments” (within the meaning of Section 280G of the Code and the Department of Treasury regulations promulgated thereunder) solely to the extent required to avoid the imposition of a tax by virtue of the operation of Section 280G of the Code and to accept in substitution therefor the right to receive such payments only if approved by the shareholders of the Company in a manner that complies with Section 280G(b)(5)(B) of the Code and the regulations promulgated thereunder.

“Permits” means all permits, licenses, franchises, approvals, authorizations, registrations, certificates, variances and similar rights obtained, or required to be obtained, from Governmental Authorities.

“Person” means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association or other entity.

“Personal Information” means any personally identifiable information in the possession or under the control of the Company regarding any Person, including financial information and protected health information (as such term is defined under HIPAA), the use or disclosure of which is protected by applicable Laws.

“Post-Closing Cash Differential” means, as applicable, (a) if the Closing Cash is greater than the Cash Target, then fifty percent (50%) of the difference between the Closing Cash and the Cash Target, or (b) if the Closing Cash is less than the Cash Target, then the difference between the Cash Target and the Closing Cash.

“Post-Closing Indebtedness Differential” means, as applicable, (a) the amount by which the Estimated Indebtedness is greater than the Closing Indebtedness, or (b) if the Estimated Indebtedness is less than the Closing Indebtedness, then the difference between the Estimated Indebtedness and the Closing Indebtedness.

“Post-Closing Tax Period” means any taxable period beginning after the Closing Date.

“Post-Closing Taxes” means Taxes of the Company or any of its Subsidiaries for any Post-Closing Tax Period and Post-Closing Straddle Period.

“Post-Closing Transaction Expenses Differential” means, as applicable, (a) the amount by which the Estimated Transaction Expenses are greater than the Closing Transaction Expenses, or (b) if the Estimated Transaction Expenses are less than the Closing Transaction Expenses, then the difference between the Estimated Transaction Expenses and the Closing Transaction Expenses.

“Post-Closing Working Capital Differential” means, as applicable, (a) the amount by which the Closing Working Capital is greater than the Estimated Closing Working Capital, or (b) if the Closing Working Capital is less than the Estimated Closing Working Capital, then the difference between the Closing Working Capital and the Estimated Closing Working Capital.

“Pre-Closing Cash Differential” means, as applicable, (a) fifty percent (50%) of the amount, if any, by which the Estimated Cash is greater than the Cash Target, or (b) if the Estimated Cash is less than the Target Cash, then the difference between the Estimated Cash and the Cash Target.

“Pre-Closing Target Working Capital Differential” means, as applicable, (a) the amount, if any, by which the Estimated Closing Working Capital is greater than the Target Working Capital, or (b) if the Estimated Closing Working Capital is less than the Target Working Capital then the difference between the Estimated Closing Working Capital and the Target Working Capital.

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date.

“Pre-Closing Taxes” means Taxes of the Company or any of its Subsidiaries for any Pre-Closing Tax Period or Pre-Closing Straddle Period.

“Pro Rata Share” means the pro rata portion payable to a Securityholder, based on a fraction (a) the numerator of which is the amount of Merger Consideration payable to such Securityholder pursuant to Section 2.8 and Section 2.9; and (ii) the denominator of which is an amount equal to the aggregate Merger Consideration payable to all Securityholders pursuant to Section 2.8 and Section 2.9.

“Purchase Price” means, as adjusted in accordance with this Agreement, (a) $26,000,000, plus (b) the Pre-Closing Target Working Capital Differential, plus (c) the Pre-Closing Cash Differential.

“Real Property” means the real property owned, leased or subleased by the Company or any of its Subsidiaries.

“Release” means any actual or threatened release, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, abandonment, disposing or allowing to escape or migrate into or through the environment (including, without limitation, ambient air (indoor or outdoor), surface water, groundwater, land surface or subsurface strata or within any building, structure, facility or fixture).

“Representative” means, with respect to any Person, any and all directors, officers, employees, consultants, financial advisors, counsel, accountants and other agents of such Person.

“Requisite Company Approval” means the adoption of this Agreement by the affirmative vote or consent of (i) Stockholders holding a majority of the outstanding Shares entitled to vote on the adoption of this Agreement, voting as a single class, and (ii) Stockholders holding a majority of the outstanding shares of Preferred Stock, voting as a separate class.

“Restricted Stock” means restricted stock of the Company, whether or not granted under a plan, that is subject to any vesting requirement.

“RSU” means each restricted stock unit, whether or not granted under a plan, which may be settled for Shares or cash payable by the Company.

“RSU Holder” means the holder of an RSU.

“Securities” means the Shares, Options, Warrants, RSUs, Restricted Stock, Convertible Notes and any other securities convertible into, or exercisable or settleable for, Shares.

“Securityholders” means the holders of Securities.

“Securityholders’ Representative Fund” means $100,000, plus any interest or other amounts earned thereon, and less any disbursements therefrom.

“Shares” means the Company Common Stock and the Company Preferred Stock.

“Software” means all (a) computer programs, applications, systems and code, including software implementations of algorithms, models and methodologies, program interfaces, and source code and object code, (b) Internet and intranet websites, databases and compilations, including data and collections of data, whether machine-readable or otherwise, (c) development and design tools, library functions and compilers, (d) technology supporting websites, and the contents and audiovisual displays of websites, and (e) media, documentation and other works of authorship, including user manuals and training materials, relating to or embodying any of the foregoing or on which any of the foregoing is recorded.

“Stockholder” means a holder of Company Common Stock and/or Company Preferred Stock.

“Subsidiaries” means, (a) with respect to any Person, each corporation, partnership, limited liability company, or other business entity of which a majority of the shares of voting securities is at the time beneficially owned, or the management of which is otherwise controlled, directly or indirectly, through one or more intermediaries, or both, by such Person, and (b) with respect to the Company, Focused Medical Analytics, LLC, a New York limited liability company, and each corporation, partnership, limited liability company, or other business entity of which a majority of the shares of voting securities is at the time beneficially owned, or the management of which is otherwise controlled, directly or indirectly, through one or more intermediaries, or both, by the Company or any of its Subsidiaries.

“Target Working Capital” means negative $350,000.

“Taxes” means (a) all federal, state, local, foreign and other income, alternative or add-on minimum, gross income, gross receipts, sales, use, production, ad valorem, value added, transfer, escheat, unclaimed or abandoned property, asset, capital, net worth, franchise, registration, profits, license, lease, service, service use, withholding, payroll, employment, unemployment, estimated, excise, severance, environmental, stamp, occupation, premium, property (real or personal), real property gains, windfall profits, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties, (b) any liability for the payment of any amounts of any of the foregoing types as a result of being a member of an affiliated, consolidated, combined or unitary group, or being a party to any agreement or arrangement whereby liability for payment of such amounts was determined or taken into account with reference to the liability of any other Person, (c) any liability for the payment of any amounts as a result of being a party to any tax sharing or allocation agreements or arrangements (whether or not written) or with respect to the payment of any amounts of any of the foregoing types as a result of any express or implied obligation to indemnify any other Person, and (d) any liability for the payment of any of the foregoing types as a successor, transferee or otherwise.

“Tax Return” means any return, declaration, report, claim for refund, information return or statement or other document relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Transaction Expenses” means all fees and expenses incurred by the Company or any Affiliate of the Company at or prior to the Closing in connection with the preparation, negotiation and execution of this Agreement and the Ancillary Documents, and the performance and consummation of the Merger and the other transactions contemplated hereby and thereby, including (a) any unpaid costs of the D&O Tail Policy referenced in Section 5.7(c) and (b) one-half of the fees and expenses of the each of Escrow Agent and Paying Agent.

“University License Agreement” means the Exclusive Technology License Agreement, dated as of July 4, 2014, by and between the University of Rochester and the Company.

“Virus” means any virus, malware, Trojan horse, worm, back door, time bomb, drop dead device or other routine, contaminant or effect designed to disable, disrupt, erase, enable any Person to access without authorization, or otherwise adversely affect the functionality of any Software or other IT Asset.

“Warrant” means each warrant to purchase Company Common Stock from the Company (or exercisable for cash payable by the Company).

“WARN Act” means the federal Worker Adjustment and Retraining Notification Act of 1988, and similar state, local and foreign laws related to plant closings, relocations, mass layoffs and employment losses.

“Warrantholder” means the holder of a Warrant.

1.2 Cross-Reference of Other Definitions. Each initially capitalized term listed below is defined in the indicated Section or paragraph of this Agreement:

Term	Section or Paragraph
280G Stockholder Approval	Section 5.11
Agreement	Preamble
Audited Financial Statements	Section 3.6(a)
Balance Sheet	Section 3.6(a)
Balance Sheet Date	Section 3.6(a)
Basket	Section 8.4(a)
Benefit Plan	Section 3.20(a)
Cap	Section 8.4(a)
Certificate of Merger	Section 2.4
Closing	Section 2.2
Closing Date	Section 2.2
Closing Statement	Section 2.16(b)
Company	Preamble
Company Board	Recitals
Company Board Recommendation	Section 3.2(b)
Company Charter Documents	Section 3.3
Consideration Spreadsheet	Section 2.17(a)
Conversion Agreement	Section 2.3(a)(xvii)
D&O Tail Policy	Section 5.7(c)
DGCL	Recitals
Direct Claim	Section 8.5(c)
Disputed Amounts	Section 2.16(c)(iii)
Dissenting Shares	Section 2.10
Drag-Along Notice	Section 5.4(b)
Drop Dead Date	Section 9.1(d)(ii)
Effective Time	Section 2.4
Escrow Account	Section 2.3(b)(iii)
Escrow Agreement	Section 2.3(a)(xiv)
Estimated Cash	Section 2.16(a)
Estimated Closing Statement	Section 2.16(a)
Estimated Closing Working Capital	Section 2.16(a)
Estimated Indebtedness	Section 2.16(a)
Estimated Transaction Expenses	Section 2.17(a)(i)
Financial Statements	Section 3.6
FIRPTA Statement	Section 2.3(a)(x)
Fundamental Representations	Section 8.4(c)
Governmental Contracts	Section 3.9(a)(viii)
Indemnified Party	Section 8.5

Indemnifying Party	Section 8.5
Independent Accountant	Section 2.16(c)(iii)
Insurance Policies	Section 3.16
Interim Balance Sheet	Section 3.6
Interim Balance Sheet Date	Section 3.6
Interim Financial Statements	Section 3.6
Letter of Transmittal	Section 2.11(c)
Liabilities	Section 3.7
Majority Holders	Section 10.1(b)
Material Contracts	Section 3.9(a)
Material Customers	Section 3.15(a)
Material Suppliers	Section 3.15(b)
Merger	Recitals
Merger Sub	Preamble
Multiemployer Plan	Section 3.20(c)
Option Termination Agreement	Section 2.3(a)(xvi)
Outstanding Escrow Claims	Section 8.6(b)
Parent	Preamble
Parent Indemnitees	Section 8.2
Paying Agent	Section 2.11(b)
Paying Agent Agreement	Section 2.3(a)(xiii)
Permitted Encumbrances	Section 3.10(b)
Post-Closing Adjustment	Section 2.16(d)(i)
Post-Closing Straddle Period	Section 6.2
Pre-Closing Straddle Period	Section 6.2
Qualified Benefit Plan	Section 3.20(c)
Representative Losses	Section 10.1(c)
Resolution Period	Section 2.16(c)(ii)
Restrictive Covenants Agreements	Section 2.3(a)(ix)
Review Period	Section 2.16(c)(i)
Section 280(G) Payments	Section 5.11
Securityholder Indemnitees	Section 8.3
Securityholder Releases	Section 2.3(a)(xi)
Securityholders’ Representative	Preamble
Statement of Objections	Section 2.16(c)(ii)
Stock Certificate	Section 2.11(a)
Stockholder Notice	Section 5.4(b)
Straddle Period	Section 6.2
Support Agreements	Section 2.3(a)(xi)
Surviving Corporation	Section 2.1
Third Party Claim	Section 8.5(a)
Transfer Taxes	Section 6.1(c)
Undisputed Amounts	Section 2.16(c)(iii)
Union	Section 3.21(b)
Warrant Termination Agreement	Section 2.3(a)(xv)

ARTICLE II

THE MERGER

2.1 The Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub will merge with and into the Company, the separate corporate existence of Merger Sub will cease, and the Company will continue its corporate existence under the DGCL as the surviving corporation in the Merger (the “Surviving Corporation”) and a wholly-owned subsidiary of Parent.

2.2 Closing. On the terms and subject to the conditions of this Agreement, the closing of the Merger (the “Closing”) shall take place remotely via the electronic exchange of documents and signatures no later than two (2) Business Days after the last of the conditions to Closing set forth in Article VII have been satisfied or waived, other than conditions which, by their nature, are to be satisfied on the Closing Date, or at such other time or on such other date or at such other place as the Company and Parent may mutually agree upon in writing (the date of the closing, the “Closing Date”), with original documents to be delivered via FedEx within two (2) Business Days after the Closing Date, or in such other manner as the parties agree in writing. For accounting and computational purposes, the Closing will be deemed to have occurred at 12:01 a.m. Eastern time on the Closing Date.

2.3 Closing Deliverables.

(a) At or prior to the Closing, the Company shall deliver to Parent the following:

(i) resignations of all of the directors, managers and officers of the Company and its Subsidiaries;

(ii) a certificate, dated the Closing Date and signed by a duly authorized officer of the Company, that each of the conditions set forth in Section 7.2(a) and Section 7.2(b) has been satisfied;

(iii) a certificate of the Secretary or an Assistant Secretary (or equivalent officer) of the Company certifying (A) that attached thereto are true and complete copies of (1) the Company Charter Documents, (2) all resolutions adopted by the Company Board authorizing the execution, delivery and performance of this Agreement and the Ancillary Documents and the consummation of the transactions contemplated hereby and thereby and (3) resolutions of the Stockholders approving the Merger and adopting this Agreement, (B) that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby and thereby, and (C) the names and signatures of the officers of the Company authorized to sign this Agreement, the Ancillary Documents and the other documents to be delivered hereunder and thereunder;

(iv) a good standing certificate (or equivalent documents) for the Company and each of its Subsidiaries issued by the Governmental Authority in each jurisdiction where the Company or its Subsidiaries (A) is incorporated, formed or organized or (B) is qualified to do business, each dated as of a date that is reasonably close to the Closing Date;

(v) the Certificate of Merger, executed by the Company;

(vi) the Estimated Closing Statement;

(vii) the Consideration Spreadsheet;

(viii) the Stockholder Notice;

(ix) restrictive covenants agreements, in the form attached hereto as Exhibit A (the “Restrictive Covenants Agreements”), duly executed by the Company and Betty Rabinowitz, Scott Gucciardi, Jolanda Chesonis, Algimantas Chesonis and Michael McClure;

(x) a certification by the Company meeting the requirements of Treasury Regulation Section 1.1445-2(c)(3) and dated within thirty (30) days prior to the Closing Date to the effect that the none of the Securities constitute a U.S. real property interest as the Company is not and has not been during the previous five (5) years a U.S. real property holding corporation (the “FIRPTA Statement”);

(xi) Securityholders releases, each in the form attached hereto as Exhibit B, duly executed by the Company and Securityholders holding at least seventy percent (70%) of the Fully Diluted Share Number (the “Securityholder Release”);

(xii) payoff letters and termination statements or the authorization to file termination statements under the Uniform Commercial Code and other instruments as may be requested by Parent to extinguish all Indebtedness and all Encumbrances related thereto;

(xiii) a paying agent agreement in a form mutually agreed upon by the Company, Parent and Paying Agent (the “Paying Agent Agreement”), duly executed by the Company;

(xiv) an escrow agreement in a form mutually agreed upon by Securityholders’ Representative, Parent and Escrow Agent (the “Escrow Agreement”), duly executed by Securityholders’ Representative;

(xv) an option termination agreement in the form attached hereto as Exhibit C (the “Option Termination Agreement”), duly executed by the Company and Michael Goonan;

(xvi) a warrant termination agreement in the form attached hereto as Exhibit D (the “Warrant Termination Agreement”), duly executed by the Company and the Warrantholders holding Out-of-Money Warrants;

(xvii) a conversion agreement in a form mutually agreed upon by the Company and Parent (the “Conversion Agreement”), duly executed by the Company and the Noteholders;

(xviii) evidence of the Company’s purchase of the D&O Tail Policy;

(xix) evidence reasonably satisfactory to Parent that all Benefit Plans intended to qualify as qualified cash or deferred arrangements under Section 401(k) of the Code have been terminated in accordance with the terms thereof;

(xx) offer letters, in Parent’s standard form, duly executed by the Company and Dany Dominguez, Scott Gucciardi, Michael McClure, Tim Nickson, Betty Rabinowitz and Owen Zacharias.

(xxi) agreements for protection of company information, in Parent’s standard form, duly executed by Dany Dominguez, Scott Gucciardi, Michael McClure, Tim Nickson, Betty Rabinowitz and Owen Zacharias.

(xxii) evidence satisfactory to Parent that all of the Noteholders have waived their rights to notice of the Merger and agreed to convert their Convertible Notes into Shares;

(xxiii) evidence satisfactory to Parent that a sufficient number of holders of Preferred Stock have waived any preemptive rights to which they may have been entitled under that certain Investor Rights Agreement dated May 16, 2016 in connection with any grants of equity awards or issuance of securities of the Company;

(xxiv) evidence reasonably satisfactory to Parent that all notices pursuant to Section 228(e) of the DGCL required to have been given to stockholders that have not executed any written consent previously executed by less than all of the stockholders of the Company have been given to such non-consenting stockholders;

(xxv) evidence reasonably satisfactory to Parent that all holders of “valid stock” and “putative stock” (as each term is defined in Section 204 of the DGCL) have waived their rights to receive any notice required under Section 204 of the DGCL and to bring any claim challenging any ratification effected by the Company under Section 204 of the DGCL;

(xxvi) evidence satisfactory to Parent that all severance agreements between the Company and employees of the Company, other than Jolanda Chesonis, have been terminated with no obligations due by the Company thereunder after the Closing or have been modified on terms reasonably acceptable to Parent;

(xxvii) the notification and evidence required by Section 5.11;

(xxviii) an amendment to the Company’s Professional Services Agreement with Eagle Dream Technologies LLC on terms acceptable to Parent;

(xxix) an amendment to the Company’s Consultant Service Agreement with Cranberry Support Services, LLC on terms reasonably acceptable to Parent;

(xxx) all minute books, stock books, ledgers and other corporate records relating of the Company, if not already located on the premises of the Company; and

(xxxi) such other documents or instruments as Parent reasonably requests and that are reasonably necessary to consummate the transactions contemplated by this Agreement.

(b) At the Closing, Parent shall deliver to the Company (or such other Person as may be specified herein) the following:

(i) payment to Paying Agent by wire transfer of immediately available funds an amount equal to the aggregate Closing Merger Consideration payable pursuant to Section 2.8 in exchange for Shares, Section 2.9(b) in exchange for cancellation of In-Money Warrants and Section 2.9(c) in exchange for cancellation of vested RSUs;

(ii) payment to Securityholders’ Representative equal to the amount of the Securityholders’ Representative Fund, to be held thereby in trust for the benefit of Securityholders’ Representative and Securityholders;

(iii) payment of the Escrow Amount to Escrow Agent for deposit into a separate escrow account (the “Escrow Account”) established pursuant to the Escrow Agreement;

(iv) payment to Securityholders’ Representative in the amount of the Net Working Capital Fund, to be held thereby in trust for the benefit of Securityholders and, as set forth in Section 2.16, Parent;

(v) payment in the amount of the Estimated Transaction Expenses to third parties by wire transfer of immediately available funds;

(vi) payment in the amount of the Estimated Indebtedness to holders of outstanding Indebtedness, if any, by wire transfer of immediately available funds;

(vii) a certificate, dated the Closing Date and signed by a duly authorized officer of Parent and Merger Sub, that each of the conditions set forth in Section 7.3(a) and Section 7.3(b) has been satisfied;

(viii) a certificate of the Secretary or an Assistant Secretary (or equivalent officer) of Parent and Merger Sub certifying (A) that attached thereto are true and complete copies of all resolutions adopted by the board of directors of Parent and Merger Sub authorizing the execution, delivery and performance of this Agreement and the Ancillary Documents and the consummation of the transactions contemplated hereby and thereby, (B) that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby and thereby and (C) the names and signatures of the officers of Parent and Merger Sub authorized to sign this Agreement, the Ancillary Documents and the other documents to be delivered hereunder and thereunder;

(ix) the Escrow Agreement, duly executed by Parent and Escrow Agent;

(x) the Paying Agent Agreement, duly executed by Parent and Paying agent; and

(xi) such other documents or instruments as the Company reasonably requests and are reasonably necessary to consummate the transactions contemplated by this Agreement.

2.4 Effective Time. Subject to the provisions of this Agreement, at the Closing, the Company shall cause a certificate of merger (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware in accordance with Section 251 of the DGCL and shall make all other filings required under the DGCL. The Merger shall become effective at such time as the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later date or time as may be agreed by the Company and Parent in writing and specified in the Certificate of Merger in accordance with the DGCL (the effective time of the Merger being hereinafter referred to as the “Effective Time”).

2.5 Effects of the Merger. The Merger shall have the effects set forth herein and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time, all property, rights, privileges, immunities, powers, franchises, licenses and authority of the Company and Merger Sub shall be vested in the Surviving Corporation, and all debts, liabilities, obligations, restrictions and duties of each of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions and duties of the Surviving Corporation.

2.6 Certificate of Incorporation; Bylaws. At the Effective Time, (a) the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with the terms thereof or as provided by applicable Law, and (b) the bylaws of Merger Sub as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with the terms thereof, the certificate of incorporation of the Surviving Corporation or as provided by applicable Law; provided, however, in each case, that the name of the corporation set forth therein shall be changed to the name of the Company.

2.7 Directors and Officers. The directors and officers of Merger Sub, in each case, immediately prior to the Effective Time shall, from and after the Effective Time, be the directors and officers, respectively, of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

2.8 Effect of the Merger on Shares. At the Effective Time, as a result of the Merger and without any action on the part of Parent, Merger Sub, the Company or any Stockholder:

(a) Cancellation of Certain Shares. Shares that are owned by Parent, Merger Sub or the Company (as treasury stock or otherwise) or any of their respective Subsidiaries shall automatically be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(b) Conversion of Shares. Each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares to be cancelled in accordance with Section 2.8(a), and (ii) Dissenting Shares) shall be converted into the right to receive the Closing Per Share Merger Consideration, in cash, without interest, together with any amounts that may become payable in respect of such Share in the future from the Escrow Amount, the Net Working Capital Fund or the Securityholders’ Representative Fund as provided in this Agreement or in respect of the Post-Closing Adjustment, at the respective times and subject to the contingencies specified herein.

(c) Conversion of Merger Sub Capital Stock. Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one newly issued, fully paid and non-assessable share of common stock of the Surviving Corporation.

2.9 Treatment of Options, Warrants, RSUs, Convertible Notes and Restricted Stock; Corporate Actions.

(a) At the Effective Time, each Option that is outstanding and unexercised immediately prior to the Effective Time, whether or not then vested or exercisable, shall, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company, the Optionholder or any other Person, become fully vested and be cancelled and each Optionholder shall cease to have any rights with respect thereto other than the right to receive with respect to any In-Money Option (i) an amount in cash, without interest, equal to the product of (A) the aggregate number of Shares subject to such In-Money Option, multiplied by (B) the excess of the Closing Per Share Merger Consideration over the per share exercise price under such In-Money Option, and (ii) any amounts that may become payable in respect of such In-Money Option in the future from the Escrow Amount, the Net Working Capital Fund or Securityholders’ Representative Fund as provided in this Agreement or in respect of the Post-Closing Adjustment, in each case, at the respective times and subject to the contingencies specified herein and therein. After the Effective Time, each Optionholder shall only be entitled to the payments described in this Section 2.9(a). For the avoidance of doubt, all Out-of-Money Options shall be cancelled and shall not have any right to receive any consideration in respect thereof.

(b) At the Effective Time, each Warrant that is outstanding and unexercised immediately prior to the Effective Time, whether or not then vested or exercisable, shall, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company, the Warrantholder or any other Person, become fully vested and be cancelled and each Warrantholder shall cease to have any rights with respect thereto other than the right to receive with respect to any In-Money Warrant (i) an amount in cash, without interest, equal to the product of (A) the aggregate number of Shares subject to such In-Money Warrant, multiplied by (B) the excess of the Closing Per Share Merger Consideration over the per share exercise price under such In-Money Warrant, and (ii) any amounts that may become payable in respect of such In-Money Warrant in the future from the Escrow Amount, the Net Working Capital Fund or Securityholders’ Representative Fund as provided in this Agreement or in respect of the Post-Closing Adjustment, in each case, at the respective times and subject to the contingencies specified herein and therein. After the Effective Time, each Warrantholder shall only be entitled to the payments described in this Section 2.9(b). For the avoidance of doubt, all Out-of-Money Warrants shall be cancelled and shall not have any right to receive any consideration in respect thereof.

(c) At the Effective Time, each RSU that is outstanding and unsettled immediately prior to the Effective Time, whether or not then vested or settleable, shall, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company, the RSU Holder or any other Person, become fully vested and be cancelled and each RSU Holder shall cease to have any rights with respect thereto other than the right to receive with respect to such RSU (i) an amount in cash, without interest, equal to the product of (A) the aggregate number of Shares subject to such RSU, multiplied by (B) the Closing Per Share Merger Consideration, and (ii) any amounts that may become payable in respect of such RSU in the future from the Escrow Amount, the Net Working Capital Fund or Securityholders’ Representative Fund as provided in this Agreement or in respect of the Post-Closing Adjustment, in each case, at the respective times and subject to the contingencies specified herein and therein. After the Effective Time, each RSU Holder shall only be entitled to the payments described in this Section 2.9(c).

(d) At the Effective Time, each Convertible Note that is outstanding and not converted immediately prior to the Effective Time shall be, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company, the Convertible Noteholder or any other Person, cancelled and each Convertible Noteholder shall cease to have any rights with respect thereto other than the right to receive with respect to such Convertible Note (i) an amount in cash, without interest, equal to the product of (A) the aggregate number of Shares into which such Convertible Note converts, multiplied by (B) the Closing Per Share Merger Consideration, and (ii) any amounts that may become payable in respect of such Shares of Company Common Stock in the future from the Escrow Amount, the Net Working Capital Fund or the Securityholders’ Representative Fund as provided in this Agreement or in respect of the Post-Closing Adjustment, in each case, at the respective times and subject to the contingencies specified herein and therein. After the Effective Time, each Convertible Noteholder shall only be entitled to the payments described in this Section 2.9(d).

(e) At the Effective Time, each share of Restricted Stock that is outstanding immediately prior to the Effective Time, whether or not then vested, shall, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company, the holder of such share of Restricted Stock or any other Person, vest in full, and the restrictions thereon shall lapse, and, as of the Effective Time, each Share that was formerly a share of Restricted Stock (other than any Dissenting Shares) shall be, in accordance with Section 2.8(b), converted into the right to receive the Closing Per Share Merger Consideration, in cash, without interest, together with any amounts that may become payable in respect of such Share in the future from the Escrow Amount, the Net Working Capital Fund or the Securityholders’ Representative Fund as provided in this Agreement or in respect of the Post-Closing Adjustment, at the respective times and subject to the contingencies specified herein. After the Effective Time, each holder of Restricted Stock shall be treated as if he, she or it is a holder of Shares.

(f) At or prior to the Effective Time, the board of directors of the Company shall adopt resolutions and take any other actions necessary to effect the provisions of Sections 2.9(a) through 2.9(e).

2.10 Dissenting Shares. Any provision of this Agreement to the contrary notwithstanding, Shares that are issued and outstanding immediately prior to the Effective Time and that are held by holders of such Shares who have (a) not voted in favor of the adoption of this Agreement or consented thereto in writing and (b) properly exercised appraisal rights with respect thereto in accordance with, and otherwise complied with, Section 262 of the DGCL (the “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration pursuant to Section 2.8(b). Holders of Dissenting Shares shall be entitled only to receive payment of the fair value of such Dissenting Shares in accordance with the provisions of such Section 262, unless and until any such holder fails to perfect or effectively withdraws or loses its rights to appraisal and payment under the DGCL. If, after the Effective Time, any such holder fails to perfect or effectively withdraws or loses such right, such Dissenting Shares shall thereupon cease to be Dissenting Shares, including for purposes of Section 2.8(b), and shall be deemed to have been converted into, at the Effective Time, the right to receive the Merger Consideration as provided for in Section 2.8(b). At the Effective Time, the Dissenting Shares shall be automatically canceled and shall cease to exist and any holder of Dissenting Shares shall cease to have any rights with respect thereto, except the rights provided in Section 262 of the DGCL and as provided in the previous sentence. The Company shall give Parent (i) prompt notice of any demands received by the Company for appraisals of Shares, withdrawals of such demands and any other related instruments served pursuant to the DGCL and received by the Company and (ii) the opportunity to participate in and direct all negotiations and proceedings with respect to such notices and demands. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal or settle any such demands.

2.11 Surrender and Payment.

(a) At the Effective Time, all Securities outstanding immediately prior to the Effective Time shall automatically be cancelled and retired and shall cease to exist, and, subject to Section 2.10, each holder of a certificate formerly evidencing any Shares (each, a “Stock Certificate”) and each holder of record of an Option, a Warrant, an RSU, a Convertible Note or Restricted Stock shall cease to have any rights as a Stockholder, an Optionholder, a Warrantholder, an RSU Holder, a Noteholder or a holder of Restricted Stock, respectively.

(b) Prior to the Effective Time, Parent shall appoint a paying agent reasonably acceptable to the Company (“Paying Agent”) to act as the paying agent in the Merger.

(c) As promptly as reasonably practicable after obtaining the Requisite Company Vote, Paying Agent shall mail to each holder of Shares (including, for the avoidance of doubt, each Noteholder and each holder of Restricted Stock) a letter of transmittal in substantially the form attached as Exhibit E (a “Letter of Transmittal”) and instructions for use in effecting the surrender of Stock Certificates in exchange for the applicable portion of Merger Consideration pursuant to Section 2.8(b). Paying Agent shall, no later than the later of (i) the Effective Time and (ii) promptly after receipt of a Stock Certificate, together with a Letter of Transmittal duly completed and validly executed in accordance with the instructions thereto, and any other customary documents that Paying Agent may reasonably require in connection therewith, pay to the holder of such Stock Certificate a cash amount as provided in Section 2.8(b) with respect to the Shares evidenced by such Stock Certificate so surrendered and the Stock Certificate shall forthwith be cancelled. Unless otherwise provided herein, no interest shall be paid or shall accrue on any cash payable upon surrender of any Stock Certificate. Until so surrendered, each outstanding Stock Certificate that prior to the Effective Time evidenced shares of

Company Common Stock (other than Dissenting Shares) shall be deemed from and after the Effective Time, for all purposes, to evidence only the right to receive the portion of the Merger Consideration as provided in Section 2.8(b). If after the Effective Time, any Stock Certificate is presented to Paying Agent, it shall be cancelled and exchanged as provided in this Section 2.11(c).

(d) As promptly as reasonably practicable after obtaining the Requisite Company Vote, Paying Agent shall mail to each Optionholder a Letter of Transmittal, and instructions for completing, executing and returning the Letter of Transmittal in exchange for the applicable portion of the Merger Consideration pursuant to Section 2.9. With respect to each Optionholder, Paying Agent shall, no later than the later of (i) the Effective Time or (ii) promptly after receipt of a Letter of Transmittal duly completed and validly executed in accordance with the instructions thereto and any other customary documents that Paying Agent may reasonably require in connection therewith, pay to such Optionholder a cash amount as provided in Section 2.9(a) with respect to the In-Money Options in respect of which the Letter of Transmittal was delivered. Unless otherwise provided herein, no interest shall be paid or shall accrue on any cash payable upon delivery of any Letter of Transmittal.

(e) As promptly as reasonably practicable after obtaining the Requisite Company Vote, Paying Agent shall mail to each Warrantholder a Letter of Transmittal, and instructions for completing, executing and returning such Letter of Transmittal in exchange for the applicable portion of the Merger Consideration pursuant to Section 2.9. Paying Agent shall, no later than the later of (i) the Effective Time and (ii) promptly after receipt of a Letter of Transmittal duly completed and validly executed in accordance with the instructions thereto and any other customary documents that Paying Agent may reasonably require in connection therewith, pay to such Warrantholder a cash amount as provided in Section 2.9(b) with respect to the In-Money Warrants in respect of which the Letter of Transmittal was delivered. Unless otherwise provided herein, no interest shall be paid or shall accrue on any cash payable upon delivery of any Letter of Transmittal.

(f) As promptly as reasonably practicable after obtaining the Requisite Company Vote, Paying Agent shall mail to each RSU Holder a Letter of Transmittal, and instructions for completing, executing and returning such Letter of Transmittal in exchange for the applicable portion of the Merger Consideration pursuant to Section 2.9. Paying Agent shall, no later than the later of (i) the Effective Time or (ii) promptly after receipt of a Letter of Transmittal duly completed and validly executed in accordance with the instructions thereto and any other customary documents that Paying Agent may reasonably require in connection therewith, pay to such RSU Holder a cash amount as provided in Section 2.9(c). Unless otherwise provided herein, no interest shall be paid or shall accrue on any cash payable upon delivery of any Letter of Transmittal.

(g) Each Securityholder shall also be entitled to any amounts that may be payable in the future in respect of the Shares formerly evidenced by such Stock Certificate and the cancelled In-Money Options, In-Money Warrants and RSUs, from the Escrow Amount, Net Working Capital Fund and Securityholders’ Representative Fund, as provided in this Agreement and on account of the Post-Closing Adjustment, at the respective time and subject to the contingencies specified herein and therein. Unless otherwise provided herein, no interest shall be paid or accrued for the benefit of Securityholders on the Merger Consideration.

(h) If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Stock Certificate is registered, it shall be a condition to such payment that (i) such Stock Certificate shall be properly endorsed or shall otherwise be in proper form for transfer, and (ii) the Person requesting such payment shall pay to Paying Agent any transfer or other Tax required as a result of such payment to a Person other than the registered holder of such Stock Certificate or establish to the reasonable satisfaction of Paying Agent that such Tax has been paid or is not payable.

(i) Any portion of the Merger Consideration that remains unclaimed by Securityholders one hundred eighty (180) days after the Effective Time shall be returned to Parent, upon demand, and any such Securityholders who have not exchanged Stock Certificates and/or delivered a Letter of Transmittal for the Merger Consideration in accordance with this Section 2.11 prior to that time shall thereafter look only to Parent for payment of the Merger Consideration; provided, that any such portion of the Merger Consideration payable from the Escrow Amount shall be held and distributed to the Persons entitled thereof in accordance with the terms of this Agreement, at the respective times and subject to the contingencies specified herein and any portion of the Post-Closing Adjustment to which Securityholders may become entitled shall become payable at the times and subject to the contingencies specified herein. Notwithstanding the foregoing, Parent shall not be liable to any holder of Securities for any amounts paid to a public official pursuant to applicable abandoned property, escheat or similar Laws. Any amounts remaining unclaimed by Securityholders three (3) years after the Effective Time (or such earlier date, immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Authority) shall become, to the extent permitted by applicable Law, the property of Parent free and clear of any claims or interest of any Person previously entitled to them.

(j) Any portion of the Merger Consideration made available to Paying Agent in respect of any Dissenting Shares shall be returned to Parent upon demand.

2.12 No Further Ownership Rights in Securities. All Merger Consideration paid or payable upon the surrender of Stock Certificates, and all Merger Consideration paid or payable in respect of the Options, Warrants and RSUs, in accordance with the terms hereof shall be deemed to have been paid or payable in full satisfaction of all rights pertaining to the Shares formerly evidenced by such Stock Certificate and such Options, Warrants and RSUs, and from and after the Effective Time, there shall be no further registration of transfers of Shares on the stock transfer books of the Surviving Corporation. If, after the Effective Time, Stock Certificates are presented to the Surviving Corporation, they shall be cancelled and exchanged for the Merger Consideration provided for, and in accordance with the procedures set forth, in this Article II and in the other provisions this Agreement.

2.13 Adjustments. Without limiting the other provisions of this Agreement, if at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of the Company shall occur, including by reason of any reclassification, recapitalization, stock split (including reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend or distribution paid in stock, the Closing Per Share Merger Consideration and any other amounts payable pursuant to this Agreement shall be appropriately adjusted to reflect such change.

2.14 Withholding Rights. Each of Paying Agent, Parent, Merger Sub and the Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Article II such amounts as may be required to be deducted and withheld with respect to the making of such payment under any provision of Tax Law. To the extent that amounts are so deducted and withheld by Paying Agent, Parent, Merger Sub or the Surviving Corporation, as the case may be, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which Paying Agent, Parent, Merger Sub or the Surviving Corporation, as the case may be, made such deduction and withholding.

2.15 Lost Stock Certificates. If any Stock Certificate shall have been lost, stolen or destroyed, then upon the making of an affidavit of that fact by the Person claiming such Stock Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Stock Certificate, Paying Agent shall issue, in exchange for such lost, stolen or destroyed Stock Certificate, the Merger Consideration to be paid in respect of the Shares formerly evidenced by such Stock Certificate as contemplated under this Article II.

2.16 Purchase Price Adjustment.

(a) Closing Estimates. At least five (5) Business Days before the Closing, the Company shall prepare and deliver to Parent a statement (the “Estimated Closing Statement”) setting forth in reasonable detail its good faith estimate, without giving effect to the transactions contemplated by this Agreement, of (i) the Closing Working Capital as of 12:01 a.m. Eastern time on the Closing Date calculated in accordance with GAAP (the “Estimated Closing Working Capital”), (ii) the Indebtedness as of 12:01 a.m. Eastern time on the Closing Date (the “Estimated Indebtedness”), (iii) the Transaction Expenses as of 12:01 a.m. Eastern time on the Closing Date (the “Estimated Transaction Expenses”), and (iv) the Cash as of 12:01 a.m. Eastern time on the Closing Date (the “Estimated Cash”).

(b) Post-Closing Adjustment. Within ninety (90) days after the Closing Date, Parent shall prepare and deliver to Securityholders’ Representative a statement (the “Closing Statement”) setting forth, without giving effect to the transactions contemplated by this Agreement, (i) the Closing Working Capital as of 12:01 a.m. Eastern time on the Closing Date calculated in accordance with GAAP (the “Closing Working Capital”), (ii) the Indebtedness as of 12:01 a.m. Eastern time on the Closing Date (the “Closing Indebtedness”), (iii) the Transaction Expenses as of 12:01 a.m. Eastern time on the Closing Date (the “Closing Transaction Expenses”), and (iv) the Cash as of 12:01 a.m. Eastern time on the Closing Date (the “Closing Cash”).

(c) Examination and Review.

(i) Examination. After receipt of the Closing Statement, Securityholders’ Representative shall have thirty (30) days (the “Review Period”) to review the Closing Statement. During the Review Period, Securityholders’ Representative and its accountants shall have full access to the books and records of the Surviving Corporation, the personnel of, and work papers prepared by, Parent and/or its accountants to the extent that they relate to the Closing Statement and to such historical financial information (to the extent in Parent’s possession) relating to the Closing Statement as Securityholders’ Representative may reasonably request for the purpose of reviewing the Closing Statement and to prepare a Statement of Objections, provided, that such access shall be in a manner that does not interfere in any material respect with the normal business operations of Parent or the Surviving Corporation.

(ii) Objection. On or prior to the last day of the Review Period, Securityholders’ Representative may object to the Closing Statement by delivering to Parent a written statement setting forth its objections in reasonable detail, indicating each disputed item or amount and the basis for its disagreement therewith (the “Statement of Objections”). If Securityholders’ Representative fails to deliver the Statement of Objections before the expiration of the Review Period, the Closing Statement and the Post-Closing Adjustment, as the case may be, reflected in the Closing Statement shall be deemed to have been accepted by Securityholders’ Representative. If Securityholders’ Representative delivers the Statement of Objections before the expiration of the Review Period, Parent and Securityholders’ Representative shall negotiate in good faith to resolve such objections within twenty (20) days after the delivery of the Statement of Objections (the “Resolution Period”), and, if the same are so resolved within the Resolution Period, the Post-Closing Adjustment and the Closing Statement with such changes as may have been previously agreed in writing by Parent and Securityholders’ Representative, shall be final and binding upon the parties and will not be subject to judicial, arbitral or any other form of review.

(iii) Resolution of Disputes. If Securityholders’ Representative and Parent fail to reach an agreement with respect to all of the matters set forth in the Statement of Objections before expiration of the Resolution Period, then any amounts remaining in dispute (“Disputed Amounts” and any amounts not so disputed, the “Undisputed Amounts”) shall be submitted for resolution to the office of an impartial nationally or regionally recognized firm of independent certified public accountants mutually agreed upon by Parent and Securityholders’ Representative (the “Independent Accountant”), who, acting as experts and not arbitrators, shall resolve the Disputed Amounts only and make any adjustments to the Post-Closing Adjustment, as the case may be, and the Closing Statement. The parties agree that all adjustments shall be made without regard to materiality. The Independent Accountant shall only decide the specific items under dispute by the parties and its decision for each Disputed Amount must be within the range of values assigned to each such item in the Closing Statement and the Statement of Objections, respectively. The Independent Accountant shall make a determination as soon as practicable within thirty (30) days (or such other time as the parties shall agree in writing) after its engagement, and its resolution of the Disputed Amounts and its adjustments to the Closing Statement and/or the Post-Closing Adjustment shall be conclusive and binding upon the parties and will not be subject to judicial, arbitral or any other form of review.

(iv) Fees of the Independent Accountant. The fees and expenses of the Independent Accountant shall be paid by Securityholders’ Representative, on the one hand, and by Parent, on the other hand, based upon the percentage that the amount actually contested but not awarded to Securityholders’ Representative or Parent, respectively, bears to the aggregate amount actually contested by Securityholders’ Representative and Parent.

(d) Payment of Post-Closing Adjustment.

(i) The Closing Merger Consideration shall be adjusted, which adjustment may be positive or negative (the “Post-Closing Adjustment”), in the amount, if any, of the sum of (A) the Post-Closing Working Capital Differential, plus (B) the Post-Closing Indebtedness Differential, plus (C) the Post-Closing Transaction Expenses Differential, plus (D) (1) the Post-Closing Cash Differential, minus (2) the Pre-Closing Cash Differential.

(ii) If the Post-Closing Adjustment is a negative number, Securityholders’ Representative shall, within two (2) Business Days after Parent’s written notice of the deficiency, disburse, or cause to be disbursed from the Net Working Capital Fund, on behalf of Securityholders, to Parent, the absolute value of the amount of Post-Closing Adjustment. In the event that Securityholders’ Representative fails to pay all or part of the Post-Closing Adjustment within the time specified in the immediately preceding sentence or the Net Working Capital Fund is insufficient to pay the entire amount of the Post-Closing Adjustment, Parent may deliver a written notice to Escrow Agent and the Securityholders’ Representative specifying such unpaid amount, and Escrow Agent shall pay such amount out of the Escrow Amount; provided, that (a) Securityholders’ Representative shall promptly restore, from the Net Working Capital Fund, the Escrow Account to the extent any funds are deducted from the Escrow Amount and retained by Parent and (b) Securityholders shall remain liable, in proportion to their respective allocation of the Merger Consideration, for any portion of the Post-Closing Adjustment that is not paid to Parent. No failure on the part of Parent to deliver a notice as specified in the immediately preceding sentence shall relieve any of Securityholders’ obligations to pay the amount of such deficiency to Parent.

(iii) If the Post-Closing Adjustment is a positive number, then Parent shall, within two (2) Business Days after the final determination of the Post-Closing Adjustment, deposit with Paying Agent, for distribution to the Stockholders, Warrantholders and RSU Holders, in accordance with their respective Pro Rata Shares, such Securityholders’ aggregate Pro Rata Share of the Post-Closing Adjustment.

(e) As soon as practicable after (i) all amounts required to be paid to Parent (including any Disputed Amounts that the Independent Accountant determines are payable to Parent), if any, pursuant to this Section 2.16 have been paid thereto or (ii) a final determination of the Post-Closing Adjustment that results in no Post-Closing Adjustment or a positive Post-Closing Adjustment, Securityholders’ Representative shall distribute the remaining amounts in the Net Working Capital Fund, if any, to Paying Agent for further distribution to Securityholders.

(f) Adjustments for Tax Purposes. Any payments made pursuant to this Section 2.16 shall be treated as an adjustment to the Purchase Price by the parties for Tax purposes, unless otherwise required by Law.

2.17 Consideration Spreadsheet.

(a) At least five (5) Business Days before the Closing and concurrently with the delivery of the Estimated Closing Statement, the Company shall prepare and deliver to Parent a spreadsheet (the “Consideration Spreadsheet”), certified by an officer of the Company, which shall set forth, as of the Closing Date and immediately prior to the Effective Date, the following:

(i) the names and addresses of all Stockholders and the number of Shares held by such Persons;

(ii) the names and addresses of all Optionholders, together with the number of Shares subject to Options held by such Optionholders, the grant date, the exercise price and the vesting schedule for such Options;

(iii) the names and addresses of all Warrantholders, together with the number of Shares subject to Warrants held by such Warrantholders, the grant date, the exercise price and the vesting schedule for such Warrants;

(iv) the names and addresses of all RSU Holders, together with the number of Shares subject to RSUs held by such RSU Holders, the grant date and the vesting schedule for such RSUs;

(v) the names and addresses of all Convertible Noteholders, together with the number of Shares subject to Convertible Notes held by such Convertible Noteholders;

(vi) the names and addresses of all holders of Restricted Stock together with the number of Shares held by such holders upon vesting of the Restricted Stock;

(vii) detailed calculations of the Closing Merger Consideration, Fully Diluted Share Number and Closing Per Share Merger Consideration;

(viii) each Securityholders’ Pro Rata Share (as a percentage interest and in dollar terms) of the Closing Merger Consideration; and

(ix) each Securityholders’ Pro Rata Share (as a percentage interest and in dollar terms) of the Escrow Amount, the Net Working Capital Fund and the Securityholders’ Representative Fund.

(b) The parties agree that Parent, Merger Sub and Paying Agent shall be entitled to rely on the Consideration Spreadsheet in making payments under Article II, and Parent and Merger Sub shall not be responsible for the calculations or the determinations regarding such calculations in such Consideration Spreadsheet.

2.18 Escrow Agent and Paying Agent Expenses. One-half of the fees and expenses of the each of Escrow Agent and Paying Agent in respect of the Escrow Agreement and Paying Agent Agreement, respectively, shall constitute a Transaction Expense (payable at Closing pursuant to Section 2.3(b)(v)), and the other half of the fees and expenses of each of Escrow Agent and Paying Agent in respect of the Escrow Agreement and the Paying Agent Agreement, respectively, shall be paid by Parent; provided, however, that if there are any other fees or expenses of Escrow Agent or Paying Agent in respect of the Escrow Agreement or the Paying Agent Agreement, respectively, after the Closing, then one-half of such fees and expenses shall be paid from the Securityholders’ Representative Fund (to the extent available and, if not longer available, then from the Escrow Account) and the other half of such fees and expenses shall be paid by Parent. For the avoidance of doubt, the portion of the Escrow Amount to which Securityholders are entitled shall, for purposes of Section 4975 of the Internal Revenue Code, be deemed property of Parent until paid to Securityholders in accordance with the terms of this Agreement and the Escrow Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the correspondingly numbered Section of the Disclosure Schedules and subject to Section 10.14, the Company represents and warrants to Parent the following as of the date hereof.

3.1 Organization and Qualification of the Company. The Company and each of its Subsidiaries is a corporation, limited liability company or other legal entity duly organized or formed, as applicable, validly existing and in good standing under the Laws of the state of its jurisdiction of organization or formation, as applicable, and has full corporate, limited liability company or other organizational, as applicable, power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on its business as it has been and is currently conducted. Section 3.1 of the Disclosure Schedules sets forth each jurisdiction in which the Company or any of its Subsidiaries is licensed or qualified to do business, and the Company and each of its Subsidiaries is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its business as currently conducted makes such licensing or qualification necessary unless the failure to so qualify would not have a Material Adverse Effect.

3.2 Authority; Board Approval.

(a) The Company has full corporate power and authority to enter into and perform its obligations under this Agreement and the Ancillary Documents to which it is a party and, subject to, in the case of the consummation of the Merger, obtaining the Requisite Company Vote, to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by the Company of this Agreement and any Ancillary Document to which it is a party and the consummation by the Company of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize the execution, delivery and performance of this Agreement or to consummate the Merger and the other transactions contemplated hereby and thereby, subject only, in the case of consummation of the Merger, to the receipt of the Requisite Company Approval. The Requisite Company Approval is the only vote or consent of the holders of any class or series of the Company’s capital stock required to approve and adopt this Agreement and the Ancillary Documents, approve the Merger and consummate the Merger and the other transactions contemplated hereby and thereby. This Agreement has been duly executed and delivered by the Company, and (assuming due authorization, execution and delivery by each other party) this Agreement constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms. When each Ancillary Document to which the Company is or will be a party has been duly executed and delivered by the Company (assuming due authorization, execution and delivery by each other party thereto), such Ancillary Document will constitute a legal and binding obligation of the Company enforceable against it in accordance with its terms subject, as to enforcement, to bankruptcy, insolvency, and other laws affecting creditors’ rights generally and to general principles of equity.

(b) The Company Board, by resolutions duly adopted by unanimous vote at a meeting of all directors of the Company duly called and held and, as of the hereof, not subsequently rescinded or modified in any way, has, as of the date hereof (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to, and in the best interests of, the Stockholders, (ii) approved and declared advisable the “agreement of merger” (as such term is used in Section 251 of the DGCL) contained in this Agreement and the transactions contemplated by this Agreement, including the Merger, in accordance with the DGCL, (iii) directed that the “agreement of merger” contained in this Agreement be submitted to the Stockholders for adoption, and (iv) resolved to recommend that the Stockholders adopt the “agreement of merger” set forth in this Agreement (collectively, the “Company Board Recommendation”) and directed that such matter be submitted for consideration of the Stockholders at a meeting or to act by written consent.

3.3 No Conflicts; Consents. The execution, delivery and performance by the Company of this Agreement and the Ancillary Documents to which it is a party, and the consummation of the transactions contemplated hereby and thereby, including the Merger, do not and will not (a) conflict with or result in a violation or breach of, or default under, any provision of the certificate of incorporation, bylaws or other organizational documents of the Company and any of its Subsidiaries (“Company Charter Documents”); (b) subject to, in the case of the Merger, obtaining the Requisite Company Approval, conflict with or result in a violation or breach of any provision of any Law or Governmental Order applicable to the Company or any of its Subsidiaries; (c) except as set forth in Section 3.3(c) of the Disclosure Schedules, require the consent, notice or other action by any Person under, conflict with, result in a violation or breach of, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, result in the acceleration of or create in any party the right to accelerate, terminate, modify or cancel any Contract to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound or to which any of their respective properties and assets are subject (including any Material Contract) or any Permit affecting the properties, assets or business of the Company or any of its Subsidiaries; or (d) result in the creation or imposition of any Encumbrance other than Permitted Encumbrances on any properties or assets of the Company or any of its Subsidiaries. No consent, approval, Permit, Governmental Order, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to the Company or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement and the Ancillary Documents and the consummation of the transactions contemplated hereby and thereby, except for the filing of the Certificate of Merger with the Secretary of State of the State of Delaware.

3.4 Capitalization.

(a) The authorized capital stock of the Company consists of (i) 32,500,000 shares of Common Stock, par value $0.001 per share, of which 25,000,000 are designated Class A Common Stock and 7,500,000 are designated as Class B Common Stock, and (ii) 7,500,000 shares of Preferred Stock, par value $0.001 per share, of which 6,000,000 are designated as Series A Preferred Stock. The Company has issued and outstanding 2,485,338 shares of Class A Common Stock (of which 1,030,000 shares are Restricted Stock), 7,200,302 shares of Class B Common Stock and 5,520,000 shares of Series A Preferred Stock. There are 100,000 shares of Class A Common Stock issuable upon exercise of Options, 1,279,292 shares of Class A Common Stock issuable upon exercise of Warrants, 1,879,500 shares of Class A Common Stock issuable upon settlement of RSUs, and 1,625,000 shares of Class A Common Stock issuable upon conversion of the Convertible Notes. No Subsidiary of the Company owns any Securities.

(b) Section 3.4(b) of the Disclosure Schedules set forth, as of the date hereof, (i) the name of each Person that is the registered owner of any Shares and the number of Shares owned by such Person, (ii) the name of each Person who holds outstanding Options, including the number of Shares subject to each such Option, the grant date, exercise price and vesting schedule for such Option, the extent to which such Option is vested and exercisable and the date on which such Option expires, (iii) the name of each Person who holds outstanding Warrants, including the number of Shares subject to each such Warrant, the grant date, exercise price and vesting schedule for such Warrant, the extent to which such Warrant is vested and exercisable and the date on which such Warrant expires, and (iv) the name of each Person who holds outstanding RSUs, including the number of Shares subject to each such RSU, the grant date and vesting schedule for such RSU and the extent to which such Option is vested and settleable.

(c) Each Option, Warrant, RSU and share of Restricted Stock was granted, and each Convertible Note was sold, in compliance with all applicable Laws, including federal and state securities laws. Each Option was granted with an exercise price per share equal to or greater than the fair market value of the underlying shares on the date of grant and has a grant date identical to the date on which the Company Board or compensation committee actually awarded the Option. Each Option qualifies for the tax and accounting treatment afforded to such Option in the Company’s tax returns and the Company’s financial statements, respectively, and does not trigger any liability for the Optionholder under Section 409A of the Code. The Company has heretofore provided or made available to Parent (or Parent’s Representatives) true and complete copies of (i) the standard form of option agreement and any stock option agreements that differ from such standard form, (ii) the standard form of warrant agreement and any warrant agreements that differ from such standard form, (iii) the standard form of RSU agreement and any RSU agreements that differ from such standard form, (iv) the standard form of convertible note and any Convertible Notes that differ from such standard form, and (v) the standard form of Restricted Stock agreement and any Restricted Stock agreements that differ from such standard form.

(d) Except for the Options, Warrants, RSUs and Convertible Notes, (i) no subscription, warrant, option, convertible or exchangeable security, or other right (contingent or otherwise) to purchase or otherwise acquire equity securities of the Company is authorized or outstanding, and (ii) there is no commitment by the Company to issue shares, subscriptions, warrants, options, convertible or exchangeable securities, or other such rights or to distribute to holders of any of its equity securities, any evidence of indebtedness or asset, to repurchase or redeem any securities of the Company or to grant, extend, accelerate the vesting of, change the price of, or otherwise amend any warrant, option, convertible or exchangeable security or other such right. There are no declared or accrued unpaid dividends with respect to any Shares.

(e) All issued and outstanding Shares (including shares of Restricted Stock) are, and all shares which may be issued pursuant to the exercise of Options or Warrants, pursuant to the settlement of RSUs or pursuant to the conversion of the Convertible Notes, when issued in accordance with the applicable Security, will be (i) duly authorized, validly issued, fully paid and non-assessable; (ii) not subject to any preemptive rights created by statute, the Company Charter Documents or any agreement to which the Company is a party; and (iii) free of any Encumbrances created by the Company in respect thereof. All issued and outstanding Securities were issued in compliance with applicable Law. None of the Options or Warrants are exercisable for, any of the RSUs settleable for, or any of the Convertible Notes convertible into, Company Preferred Stock.

(f) No outstanding Share (other than shares of Restricted Stock) is subject to vesting or forfeiture rights or repurchase by the Company. Except for the RSUs, there are no outstanding or authorized stock appreciation, dividend equivalent, phantom stock, profit participation or other similar rights with respect to the Company or any of its securities.

(g) All distributions, dividends, repurchases and redemptions of the capital stock (or other equity interests) of the Company were undertaken in compliance with the Company Charter Documents then in effect, any agreement to which the Company then was a party and in compliance with applicable Law.

(h) The Company has issued to the University of Rochester all of the capital stock and other rights with respect to any securities of the Company that the University of Rochester was or is entitled to be issued under Section 8.1.1 of the University License Agreement.

3.5 Subsidiaries.

(a) Section 3.5 of the Disclosure Schedules sets forth each of the Subsidiaries of the Company as of the date hereof and its place of organization. Each Subsidiary is wholly-owned by the Company. All of the outstanding shares of capital stock of, or other equity or voting interests in, each Subsidiary of the Company have been validly issued, were issued free of pre-emptive rights, are fully paid and non-assessable, and are free and clear of all Liens, including any restriction on the right to vote, sell, or otherwise dispose of such capital stock or other equity or voting interests, except for any Liens imposed by applicable securities Laws. Except for the capital stock of, or other equity or voting interests in, its Subsidiaries, the Company does not own, directly or indirectly, any capital stock of, or other equity or voting interests in, any Person.

(b) As of the date hereof, there are no outstanding (i) securities of the Company or any of its Subsidiaries convertible into or exchangeable for any capital stock, voting securities, or other ownership interests in any Subsidiary of the Company; (ii) options, warrants, or other agreements or commitments to acquire from the Company or any of its Subsidiaries, or obligations of the Company or any of its Subsidiaries to issue, any capital stock, voting securities, or other ownership interests in (or securities convertible into or exchangeable for capital stock, voting securities, or other ownership interests in) any Subsidiary of the Company; or (iii) restricted shares, restricted stock units, stock appreciation rights, performance shares, profit participation rights, contingent value rights, “phantom” stock, or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or voting securities of, or other ownership interests in, any Subsidiary of the Company, in each case that have been issued by a Subsidiary of the Company.

3.6 Financial Statements.

(a) Section 3.6(a) of the Disclosure Schedules set forth, on a consolidated basis, (i) the audited financial statements of the Company consisting of the consolidated balance sheets of the Company as of December 31 in each of the periods 2014, 2015 and 2016, the related statements of operations, changes stockholders’ equity and cash flows for the years ended December 31, 2016, December 31, 2015 and the period from the incorporation of the Company, on July 3, 2014, to December 31, 2014, including in each case the related notes and schedules thereto (the “Audited Financial Statements”), and (ii) the unaudited internal balance sheet (the “Interim Balance Sheet”) and statements of income of the Company as of June 30, 2017 (the “Interim Balance Sheet Date”) and for the six (6)-

month period then ended (the “Interim Financial Statements” and together with the Audited Financial Statements, the “Financial Statements”). The Financial Statements (A) have been prepared from the books and records of the Company, (B) have been prepared in accordance with GAAP consistently applied throughout the periods presented, (C) are in all material respects complete and correct, and do not contain or reflect any material inaccuracies or discrepancies, and (D) fairly present in all material respects the consolidated financial condition and results of operations of the Company as of the dates and for the periods presented, except as disclosed therein. The consolidated balance sheet of the Company as of December 31, 2016, is referred to herein as the “Balance Sheet” and the date thereof as the “Balance Sheet Date.”

(b) Except as set forth on Schedule 3.6(b), the Company and its Subsidiaries maintain, and since their organization or formation, as applicable, have maintained, systems of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements, (iii) access to assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accounting for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Except as set forth on Schedule 3.6(b), there are no significant deficiencies or material weaknesses in the design or operation of the internal controls over financial reporting of the Company or any of its Subsidiaries. The Company and each of its Subsidiaries has made available to Parent complete and correct copies of, written descriptions of, and all material policies, manuals and other documents promulgating, the internal accounting controls of the Company and each of its Subsidiaries, respectively.

(c) Since the organization or formation, as applicable, of the Company and its Subsidiaries, neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any of their respective Representatives, has received or otherwise obtained Knowledge of any written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices.

(d) The books and records of the Company and its Subsidiaries (i) fairly reflect all material items of income and expense, transactions and dispositions of assets, and assets and liabilities required to be reflected therein, and (ii) are in all material respects complete and correct, and do not contain or reflect any material inaccuracies or discrepancies.

3.7 Undisclosed Liabilities. Except as set forth on Schedule 3.7, neither the Company nor any of its Subsidiaries has any liabilities, obligations or commitments of any nature whatsoever, asserted or unasserted, known or unknown, absolute or contingent, accrued or unaccrued, matured or unmatured or otherwise (“Liabilities”), except (a) those that are adequately reflected or reserved against in the Balance Sheet, and (b) those which have been incurred in the ordinary course of business consistent with past practice since the Balance Sheet Date and which are not, individually or in the aggregate, material in amount. Neither the Company nor any of its Subsidiaries has any Indebtedness other than the Closing Indebtedness.

3.8 Absence of Certain Changes, Events and Conditions. Except as set forth in Section 3.8 of the Disclosure Schedules, since the Balance Sheet Date, and other than in the ordinary course of business consistent with past practice, there has not been, with respect to the Company and any its Subsidiaries, any:

(a) event, occurrence or development that has had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(b) except for the filing with the Secretary of State of the State of Delaware of three (3) certificates of validation and an amendment and restatement of the certificate of incorporation of the Company in a form acceptable to Parent, amendment of the certificate of incorporation, bylaws or other organizational document;

(c) split, combination, subdivision or reclassification of any shares of capital stock or any other equities interests;

(d) sale or other disposition of any of capital stock (other than in connection with the exercise of Options or Warrants outstanding on the date of this Agreement as required by the terms of such Options or Warrants) or other equity interests, or grant of any options, warrants, restricted stock units, profits interests or other rights to purchase or obtain (including upon conversion, exchange, exercise or settlement) any of its capital stock or other equity interests;

(e) except as required by the terms of the Preferred Stock and except for any dividends declared on the Preferred Stock prior to the Effective Date, declaration or payment of any dividends or distributions on or in respect of any capital stock or other equity interests or redemption, purchase or acquisition of capital stock or equity interests;

(f) material change in any method of accounting or accounting practice, except as required by GAAP or as disclosed in the notes to the Financial Statements;

(g) material change in cash management practices and policies, practices and procedures with respect to collection of accounts receivable, establishment of reserves for uncollectible accounts, accrual of accounts receivable, inventory control, prepayment of expenses, payment of trade accounts payable, accrual of other expenses, deferral of revenue and acceptance of customer deposits;

(h) entry into any Contract that would constitute a Material Contract;

(i) incurrence, assumption or guarantee of any indebtedness for borrowed money;

(j) transfer, assignment, sale or other disposition of any of the assets shown or reflected in the Balance Sheet or cancellation of any debts or entitlements;

(k) transfer, assignment or grant of any license or sublicense of any material rights under or with respect to any Company Intellectual Property or Company IP Agreements;

(l) material damage, destruction or loss (whether or not covered by insurance) to property;

(m) any capital investment in, or any loan to, any other Person;

(n) acceleration, termination, material modification to or cancellation of any material Contract (including, but not limited to, any Material Contract) to which the Company or any of its Subsidiaries is a party or by which it is bound;

(o) any material capital expenditures;

(p) imposition of any Encumbrance upon any property, equity interests or asset, tangible or intangible;

(q) (i) grant of any bonuses, whether monetary or otherwise, or increase in any wages, salary, severance, pension or other compensation or benefits in respect of current or former employees, officers, directors, independent contractors or consultants, other than as provided for in any written agreements or required by applicable Law, (ii) change in the material terms of employment for any employee or any termination of any employees, (iii) except as required by Section 2.9, action to accelerate the vesting or payment of any compensation or benefit for any current or former employee, officer, director, independent contractor or consultant, or (iv) hiring or promoting of any person;

(r) adoption, modification or termination of any (i) employment, severance, retention or other agreement with any current or former employee, officer, director, independent contractor or consultant, (ii) Benefit Plan or (iii) collective bargaining or other agreement with a Union, in each case whether written or oral;

(s) any loan to (or forgiveness of any loan to), or entry into any other transaction with, any of stockholders, members or current or former directors, managers, officers or employees;

(t) entry into a new line of business or abandonment or discontinuance of existing lines of business;

(u) except for the Merger, adoption of any plan of merger, consolidation, reorganization, liquidation or dissolution or filing of a petition in bankruptcy under any provisions of federal or state bankruptcy Law or consent to the filing of any bankruptcy petition against it under any similar Law;

(v) purchase, lease or other acquisition of the right to own, use or lease any property or assets;

(w) acquisition by merger or consolidation with, or by purchase of a substantial portion of the assets or stock of, or by any other manner, any business or any Person or any division thereof;

(x) action by the Company to make, change or rescind any Tax election, amend any Tax Return or take any position on any Tax Return, take any action, omit to take any action or enter into any other transaction that would have the effect of increasing the Tax liability or reducing any Tax asset of Parent in respect of any Post-Closing Tax Period or Post-Closing Straddle Period; or

(y) any Contract to do any of the foregoing, or any action or omission that would result in any of the foregoing.

3.9 Material Contracts.

(a) Section 3.9(a) of the Disclosure Schedules lists each of the following Contracts of the Company or any of its Subsidiaries (such Contracts, together with all Contracts set forth in Section 3.10(c) of the Disclosure Schedules and all Company IP Agreements set forth in Section 3.12(b) of the Disclosure Schedules, being “Material Contracts”):

(i) each Contract that cannot be cancelled by the Company or its Subsidiary without penalty or without more than thirty (30) days’ notice;

(ii) all Contracts that require the Company or any of its Subsidiaries to purchase its total requirements of any product or service from a third party or that contain “take or pay” provisions;

(iii) excluding any indemnification for infringement of Intellectual Property granted to customers of the Company in connection with the provision of the Company’s services, all Contracts that provide for the indemnification by the Company or any of its Subsidiaries of any Person or the assumption of any Tax, environmental or other Liability of any Person;

(iv) all Contracts that relate to the acquisition or disposition of any business, a material amount of stock or assets of any other Person or any real property (whether by merger, sale of stock, sale of assets or otherwise);

(v) all broker, distributor, dealer, manufacturer’s representative, franchise, agency, sales promotion, market research, marketing consulting and advertising Contracts to which the Company or any of its Subsidiaries is a party;

(vi) all employment agreements and Contracts with independent contractors or consultants (or similar arrangements) to which the Company or any of its Subsidiaries is a party and which are not cancellable without material penalty or without more than thirty (30) days’ notice;

(vii) except for Contracts relating to trade receivables, all Contracts relating to Indebtedness;

(viii) all Contracts with any Governmental Authority to which the Company or any of its Subsidiaries is a party (“Government Contracts”);

(ix) all Contracts that limit or purport to limit the ability of the Company or any of its Subsidiaries to compete in any line of business or with any Person or in any geographic area or during any period of time;

(x) any Contracts to which the Company or any of its Subsidiaries is a party that provide for any joint venture, partnership or similar arrangement by the Company or any of its Subsidiaries;

(xi) all collective bargaining agreements or Contracts with any Union to which the Company or any of its Subsidiaries is a party; and

(xii) any other Contract that is material to the Company or any of its Subsidiaries and not previously disclosed pursuant to this Section 3.9.

(b) Each Material Contract is valid and binding on the Company or the Subsidiary that is a party thereto in accordance with its terms and is in full force and effect subject, as to enforcement, to bankruptcy, insolvency, and other laws affecting creditors’ rights generally and to general principles of equity. None of the Company, any of its Subsidiaries or, to the Knowledge of the Company, any other party thereto is in breach of or default under (or is alleged to be in breach of or default under), or has provided or received any notice of any intention to terminate, any Material Contract. To the Knowledge of the Company, no event or circumstance has occurred that, with notice or lapse of time or both, would constitute an event of default under any Material Contract or result in a termination thereof or would cause or permit the acceleration or other changes of any right or obligation or the loss of any benefit thereunder. Complete and correct copies of each Material Contract (including all modifications, amendments and supplements thereto and waivers thereunder) have been made available to Parent.

3.10 Title to Assets; Real Property.

(a) Neither the Company nor any of its Subsidiaries owns, or has ever owned, any Real Property.

(b) The Company and each of its Subsidiaries has good and valid title to, or a valid leasehold interest in, all Real Property and personal property, and other assets reflected on the Balance Sheet or acquired after the Balance Sheet Date, other than properties and assets sold or otherwise disposed of in the ordinary course of business consistent with past practice since the Balance Sheet Date. All such properties and assets (including leasehold interests) are free and clear of Encumbrances except for (collectively referred to as “Permitted Encumbrances”) (i) liens for Taxes not yet due and payable; (ii) mechanics, carriers’, workmen’s, repairmen’s or other like liens arising or incurred in the ordinary course of business consistent with past practice or amounts that are not delinquent and which are not, individually or in the aggregate, material to the business of the Company or any of its Subsidiaries; (iii) easements, rights of way, zoning ordinances and other similar encumbrances affecting Real Property which are not, individually or in the aggregate, material to the business of the Company or any of its Subsidiaries (iv) liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business consistent with past practice that are not, individually or in the aggregate, material to the business of the Company or any of its Subsidiaries; and (v) non-exclusive licenses or rights under or to Company Intellectual Property granted in the ordinary course of business.

(c) Section 3.10(c) of the Disclosure Schedules lists (i) the street address of each parcel of Real Property; (ii) the landlord under the lease, the rental amount currently being paid, and the expiration of the term of such lease or sublease for each leased or subleased property; and (iii) the current use of such property. The Company has delivered or made available to Parent true, complete and correct copies of all leases to which the Company is a party affecting the Real Property. Neither the Company nor any of its Subsidiaries is a sublessor or grantor under any sublease or other instrument granting to any other Person any right to the possession, lease, occupancy or enjoyment of any leased Real Property. The use and operation of the Real Property in the conduct of the business of the Company and its Subsidiaries do not violate in any material respect any Law, covenant, condition, restriction, easement, license, permit or agreement.

3.11 Sufficiency of Assets. The items of personal property currently owned or leased by the Company or its Subsidiaries are sufficient for the continued conduct of the business of the Company and its Subsidiaries after the Closing in substantially the same manner as conducted prior to the Closing and, except as set forth on Section 3.11 of the Disclosure Schedules, constitute all of the rights, property and assets necessary to conduct the business of the Company or any of its Subsidiaries as currently conducted. All of the personal property of the Company and its Subsidiaries has been maintained in all material respects consistent with industry standards, is in working condition and repair, and is reasonably adequate and suitable for the purposes for which it is used in the business of the Company and its Subsidiaries. Section 3.11 of the Disclosure Schedules sets forth all (a) services provided by Eagle Dream Technologies LLC to the Company or any of its Subsidiaries, (b) assets of Eagle Dream Technologies LLC used or licensed by the Company or any of its Subsidiaries, (c) real or personal property shared by Eagle Dream Technologies LLC and the Company or any of its Subsidiaries, and (d) Contracts between Eagle Dream Technologies LLC and the Company or any of its Subsidiaries

3.12 Intellectual Property.

(a) Section 3.12(a) of the Disclosure Schedules lists all (i) Company IP Registrations and (ii) Owned Company Intellectual Property that is not registered but that is material to the business or operations of the Company or any of its Subsidiaries. All required filings and fees related to the Company IP Registrations have been timely filed with and paid to the relevant Governmental Authorities and authorized registrars, and all Company IP Registrations are otherwise in good standing.

(b) Section 3.12(b) of the Disclosure Schedules lists all Company IP Agreements (other than those relating to Off-the-Shelf Software). The Company has provided Parent with true and complete copies of all such Company IP Agreements, including all modifications, amendments and supplements thereto and waivers thereunder. Each Company IP Agreement is valid and binding on the Company or Subsidiary in accordance with its terms and is in full force and effect subject, as to enforcement, to bankruptcy, insolvency, and other laws affecting creditors’ rights generally and to general principles of equity. None of the Company, any of its Subsidiaries or, to the Knowledge of the Company, any other party thereto is in breach of or default under (or is alleged in writing to be in breach of or default under), or has provided or received any written notice of breach or default of or any intention to terminate, any Company IP Agreement.

(c) The Company or one of its Subsidiaries is the sole and exclusive legal and beneficial, and with respect to the Company IP Registrations, record, owner of all right, title and interest in and to the Owned Company Intellectual Property free and clear of Encumbrances other than Permitted Encumbrances. The Company or one of its Subsidiaries has the right to use all other Intellectual Property of a third-party that is used in or necessary for the conduct of the current business of the Company or any of its Subsidiaries. The Company and each of its Subsidiaries has entered into binding, written agreements with every current and former employee, and with every current and former independent contractor, whereby such employees and independent contractors (i) assign to the Company or one of its Subsidiaries any ownership interest and right they may have in the Owned Company Intellectual Property and (ii) acknowledge the exclusive ownership of all Owned Company Intellectual Property by the Company or any of its Subsidiaries. The Company has provided Parent with true and complete copies of all such agreements. To the Knowledge of the Company, no employee, contractor, consultant or agent of the Company or any of its Subsidiaries is in default or breach of any term of any employment agreement, non-disclosure agreement, assignment of invention agreement or similar agreement relating to the protection, ownership, development, use or transfer of Company Intellectual Property.

(d) Except as set forth on Section 3.3(c) of the Disclosure Schedules, the consummation of the transactions contemplated hereunder will not result in the loss or impairment of or payment of any additional amounts with respect to, nor require the consent of any other Person in respect of, the right of the Company or any of its Subsidiaries to own, use or hold for use any Intellectual Property as owned, used or held for use in the conduct of the business or operations of the Company or any of its Subsidiaries as currently conducted.

(e) The Company has taken all reasonable steps, consistent with industry practices, to maintain the Company Intellectual Property and to protect and preserve the confidentiality of all trade secrets included in the Owned Company Intellectual Property, including the source code for any Company Software. No confidential information, trade secrets or other confidential Owned Company Intellectual Property has been disclosed to or, to the Knowledge of the Company, discovered by any Person in a manner that has resulted or is likely to result in the loss of trade secret or other rights in and to such information except pursuant to appropriate non-disclosure and/or license agreements that (i) obligate such Person to keep such confidential information, trade secrets or other confidential Company Intellectual Property confidential both during and after the term of such agreement, and (ii) are valid, subsisting, in full force and effect and binding on the parties thereto and with respect to which (A) the Company is not, and to the Knowledge of the Company, no third party thereto is in material default thereunder and (B) to the Knowledge of the Company, no condition exists that with notice or the lapse of time or both could constitute a material default thereunder. All Persons having access to Company Intellectual Property have executed written non-disclosure agreements.

(f) To the Knowledge of the Company, the conduct of the business of the Company and its Subsidiaries (including the use of the Company Intellectual Property and the Company IT Assets) as currently and formerly conducted, and the products, processes and services of the Company and its Subsidiaries, have not infringed, misappropriated, or otherwise violated, and do not infringe, misappropriate or otherwise violate the Intellectual Property or other rights of any Person. To the Knowledge of the Company, no Person has infringed, misappropriated or otherwise violated, or is currently infringing, misappropriating, diluting or otherwise violating, any Company Intellectual Property.

(g) There are no Actions (including any oppositions, interferences or re-examinations) settled, pending or threatened (including in the form of offers to obtain a license) (i) alleging any infringement, misappropriation, dilution or violation of the Intellectual Property of any Person by the Company or any of its Subsidiaries; (ii) challenging the validity, enforceability, registrability or ownership of any Owned Company Intellectual Property or the rights of the Company or any of its Subsidiaries with respect to any Owned Company Intellectual Property; or (iii) by the Company, one of its Subsidiaries or any other Person alleging any infringement, misappropriation, dilution or violation by any Person of the Company Intellectual Property. Neither the Company nor any of its Subsidiaries is subject to any outstanding or prospective Governmental Order (including any motion or petition therefor) that does or would restrict or impair the use of any Company Intellectual Property.

(h) The Company IT Assets operate and perform in all material respects in accordance with their documentation and functional specifications. To the Knowledge of the Company, the Company IT Assets are free from material bugs, malfunctions or other defects and do not contain any Viruses. The Company and each of its Subsidiaries has implemented reasonable backup, archive, security and disaster recovery technology and processes to protect and preserve the Company IT Assets. To the Knowledge of the Company, there has been no security breach involving any of the Company IT Assets or any unauthorized access to or other misuse or unauthorized disclosure of any data, and there have been no material disruptions in the operation of any of the Company IT Assets that adversely affected the business of the Company or any of its Subsidiaries in any material respect.

(i) There is no action or claim pending, asserted or, to the Knowledge of the Company, threatened by or against the Company or any of its Subsidiaries alleging a violation of any Person’s privacy or confidentiality rights under any applicable Laws. Neither the negotiation, execution, delivery or performance of this Agreement or the other Ancillary Documents, nor the consummation of the transactions contemplated by this Agreement, will breach or otherwise cause any violation of the privacy policy of the Company or any of its Subsidiaries or any applicable Laws relating to privacy, data protection or the collection or use of customer information or other personal or user data, or require the consent, waiver or authorization of, or declaration, filing or notification to, any Person under any such rules, policies, procedures or applicable Laws. With respect to all personal and user data gathered or accessed in the course of the operation of the business of the Company or any of its Subsidiaries, the Company and each of its Subsidiaries has at all times taken commercially reasonable measures, consistent with industry practices, to ensure that such data is protected against loss and unauthorized access, use, modification, disclosure or other misuse. None of the products or services offered or made available on the website of the Company or any of its Subsidiaries constitutes or incorporates any “spyware” or “adware.”

(j) Section 3.12(j) of the Disclosure Schedules sets forth a true and complete list of and accurately identifies all material Company Software. Except as set forth in Section 3.12(j) of the Disclosure Schedules, none of the Company, any of its Subsidiaries or, to the Knowledge of the Company, any third party has used Open Source Software in connection with the development of, or incorporated Open Source Software into or distributed Open Source Software with, in whole or in part, any Company Software or product of the Company or any of its Subsidiaries. With respect to any and all such items of Open Source Software, (i) Section 3.12(j) of the Disclosure Schedules identifies the underlying Open Source Software, the Company IP Agreement governing the use of such Open Source Software, the particular Company Software or the products of the Company or any of its Subsidiaries in which such Open Source Software is present, and (ii) no such use, development, incorporation or distribution of such Open Source Software, or any other use of, or activities with respect to, such Open Source Software by the Company, any of its Subsidiaries or any of its customers or end users, (A) requires the licensing, disclosure or distribution of any source code (other than source code that is a part of such Open Source Software) or Company Intellectual Property (other than the Open Source Software itself) to licensees or any other Person, (B) prohibits or limits the receipt of consideration in connection with licensing, sublicensing or distributing any of the products of the Company or any of its Subsidiaries (other than the Open Source Software itself), (C) except as specifically permitted by Law, allows any Person to decompile, disassemble or otherwise reverse-engineer any Company Software (other than the Open Source Software itself), or (D) requires the licensing of any of the products of the Company or any of its Subsidiaries (other than the Open Source Software itself) to any other Person for the purpose of making derivative works.

3.13 Intentionally Omitted.

3.14 Accounts Receivable. The accounts receivable reflected on the Interim Balance Sheet and the accounts receivable arising after the date thereof (a) have arisen from bona fide transactions entered into by the Company or one of its Subsidiaries involving the sale of goods or the rendering of services in the ordinary course of business consistent with past practice; (b) subject to a reserve for bad debts shown on the Interim Balance Sheet or, with respect to accounts receivable arising after the Interim Balance Sheet Date, on the accounting records of the Company or one or its Subsidiaries, constitute only valid, undisputed claims of the Company and its Subsidiaries not subject to claims of setoff or other defenses or counterclaims other than normal cash discounts accrued in the ordinary course of business consistent with past practice; and (c) subject to a reserve for bad debts shown on the Interim Balance Sheet or, with respect to accounts receivable arising after the Interim Balance Sheet Date, on the accounting records of the Company or one or its Subsidiaries, are collectible in full within ninety (90) days after billing. The reserve for bad debts shown on the Interim Balance Sheet or, with respect to accounts receivable arising after the Interim Balance Sheet Date, on the accounting records of the Company or one of its Subsidiaries have been determined in accordance with GAAP, consistently applied, subject to normal year-end adjustments and the absence of disclosures normally made in footnotes.

3.15 Customers and Suppliers.

(a) Section 3.15(a) of the Disclosure Schedules sets forth the fifteen (15) largest customers (measured by dollar amount of revenue) of the Company and its Subsidiaries and the dollar amount of the revenues of the Company and its Subsidiaries from each such customer for the year ended December 31, 2016 and for the period commencing on January 1, 2017 and ending on July 20, 2017 (collectively, the “Material Customers”). Neither the Company nor any of its Subsidiaries has received any written notice, or has any reason to believe, that any of its Material Customers has ceased, or intends to cease after the Closing, to use its goods or services or to otherwise terminate or materially reduce its relationship with the Company or one of its Subsidiaries.

(b) Section 3.15(b) of the Disclosure Schedules sets forth the twenty (20) largest suppliers (measured by dollar amount of purchases) of the Company and its Subsidiaries and the dollar amount of the revenues of the Company and its Subsidiaries from each such vendor for the year ended December 31, 2016 and for the period commencing on January 1, 2017 and ending on July 20, 2017 (collectively, the “Material Suppliers”). Neither the Company nor any of its Subsidiaries has received any written notice, or has any reason to believe, that any of its Material Suppliers has ceased, or intends to cease, to supply goods or services to the Company or any of its Subsidiaries or to otherwise terminate or materially reduce its relationship with the Company.

3.16 Insurance. Section 3.16 of the Disclosure Schedules sets forth a true and complete list of all current policies or binders of fire, liability, product liability, umbrella liability, real and personal property, workers’ compensation, vehicular, directors’ and officers’ liability, fiduciary liability and other casualty and property insurance maintained by Company and each of its Subsidiaries and relating to the assets, business, operations, employees, officers and directors of the Company or any of its Subsidiaries (collectively, the “Insurance Policies”) and true and complete copies of the Insurance Policies have been made available to Parent. The Insurance Policies are in full force and effect. Neither the Company nor any of its Subsidiaries has received any written notice of cancellation of, premium increase with respect to, or alteration of coverage under, any of the Insurance Policies. All premiums due on the Insurance Policies have either been paid or, if due and payable prior to Closing, will be paid prior to Closing in accordance with the payment terms of each Insurance Policy. The Insurance Policies do not provide for any retrospective premium adjustment or other experience-based liability on the part of the Company or any of its Subsidiaries. All the Insurance Policies (a) are valid and binding in accordance with their terms and (b) have not been subject to any lapse in coverage. There are no claims related to the business of the Company or any of its Subsidiaries pending under any the Insurance Policies as to which coverage has been questioned, denied or disputed or in respect of which there is an outstanding reservation of rights. Neither the Company nor any of its Subsidiaries is in default under, or has otherwise failed to comply with, in any material respect, any provision contained in any the Insurance Policy.

3.17 Legal Proceedings; Governmental Orders. There have not been any, and there are no pending, Actions or, to the Knowledge of the Company, threatened Actions (i) against or by the Company or any of its Subsidiaries affecting any of its properties or assets; or (ii) against or by the Company or any of its Subsidiaries that challenges or seeks to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement. To the Knowledge of the Company, no event has occurred or circumstances exist that may give rise to, or serve as a basis for, any such Action. There are no outstanding Governmental Orders and no unsatisfied judgments, penalties or awards against or affecting the Company, any of its Subsidiaries or any of their respective properties or assets.

3.18 Compliance With Laws; Permits. The Company and each of its Subsidiaries, in all material respects, has complied, and is now complying, with all Laws applicable to it or its business, properties or assets. All Permits required for the Company and each of its Subsidiaries to conduct its business have been obtained by it and are valid and in full force and effect. All fees and charges with respect to such Permits as of the date hereof have been paid in full. Section 3.18 of the Disclosure Schedules lists all current Permits issued to the Company or any of its Subsidiaries that are material to the operation of the Business, including the names of the Permits and their respective dates of issuance and expiration. No event has occurred that, with or without notice or lapse of time or both, would reasonably be expected to result in the revocation, suspension, lapse or limitation of any Permit. No event has occurred that, with or without notice or lapse of time or both, would reasonably be expected to result in the revocation, suspension, lapse or limitation of any Permit. This Section 3.18 does not apply to compliance with Environmental Laws and related matters, as to which Section 3.19 exclusively governs, compliance with ERISA and related matters, as to which Section 3.20 exclusively governs, compliance with any Law related to Taxes, as to which Section 3.22 exclusively governs, compliance with any Law related to labor and employment, as to which Section 3.21 exclusively governs, and compliance with any Law related to privacy or data security, including breaches, as to which Sections 3.12(j) and 3.23 exclusively govern.

3.19 Environmental Matters.

(a) The Company and each of its Subsidiaries is currently and has been in compliance with all Environmental Laws and has not received from any Person any (i) Environmental Notice or Environmental Claim or (ii) written request for information pursuant to Environmental Law, which, in each case, either remains pending or unresolved, or is the source of ongoing obligations or requirements.

(b) There has been no Release of Hazardous Materials by the Company or any of its Subsidiaries in contravention of Environmental Law with respect to the business or assets of the Company or any of its Subsidiaries or any real property currently or formerly owned, operated or leased by the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries has received an Environmental Notice that any real property currently or formerly owned, operated or leased in connection with the business of the Company or any of its Subsidiaries (including soils, groundwater, surface water, buildings and other structure located on any such real property) has been contaminated with any Hazardous Material which could reasonably be expected to result in an Environmental Claim against, or a violation of Environmental Law or term of any Environmental Permit by, the Company or any of its Subsidiaries.

(c) Neither the Company nor any of its Subsidiaries has retained or assumed, by contract or operation of Law, any liabilities or obligations of third parties under any Environmental Law.

(d) Neither the Company nor any of its Subsidiaries is aware of or reasonably anticipates, any condition, event or circumstance concerning the Release or regulation of Hazardous Materials by the Company or any of its Subsidiaries that might, after the Closing Date, prevent, impede or materially increase the costs associated with the ownership, lease, operation, performance or use of the business or assets of the Company or any of its Subsidiaries as currently carried out.

3.20 Employee Benefit Matters.

(a) Section 3.20(a) of the Disclosure Schedules contains a true and complete list of each material pension, benefit, retirement, compensation, employment, consulting, profit-sharing, deferred compensation, incentive, bonus, performance award, phantom equity, stock or stock-based, change in control, retention, severance, vacation, paid time off, welfare, fringe-benefit and other similar agreement, plan, policy, program or arrangement (and any amendments thereto), in each case whether or not reduced to writing and whether funded or unfunded, including each “employee benefit plan” within the meaning of Section 3(3) of ERISA, whether or not tax-qualified and whether or not subject to ERISA, which is or has been maintained, sponsored, contributed to, or required to be contributed to by the Company or any of its ERISA Affiliates for the benefit of any current or former employee, officer, director, retiree, independent contractor or consultant of the Company or any of its ERISA Affiliates or any spouse or dependent of such individual, or under which the Company, any of its ERISA Affiliates has or may have any Liability, or with respect to which Parent or any of its Affiliates would reasonably be expected to have any Liability, contingent or otherwise (as listed on Section 3.20(a) of the Disclosure Schedules, each, a “Benefit Plan”).

(b) With respect to each Benefit Plan, the Company has made available to Parent accurate, current and complete copies of each of the following: (i) where the Benefit Plan has been reduced to writing, the plan document together with all amendments; (ii) where the Benefit Plan has not been reduced to writing, a written summary of all material plan terms; (iii) where applicable, copies of any trust agreements or other funding arrangements, custodial agreements, insurance policies and contracts, administration agreements and similar agreements, and investment management or investment advisory agreements, now in effect; (iv) copies of any summary plan descriptions, summaries of material modifications, employee handbooks and any other material written communications relating to any Benefit Plan; (v) in the case of any Benefit Plan that is intended to be qualified under Section 401(a) of the Code, a copy of the most recent determination, opinion or advisory letter from the Internal Revenue Service; (vi) in the case of any Benefit Plan for which a Form 5500 is required to be filed, a copy of the two most recently filed Form 5500, with schedules and financial statements attached; (vii) if applicable, actuarial valuations and reports related to any Benefit Plans with respect to the two most recently completed plan years; (viii) the most recent nondiscrimination tests performed under the Code; and (ix) copies of material notices, letters or other correspondence from the Internal Revenue Service, Department of Labor, Pension Benefit Guaranty Corporation or other Governmental Authority relating to the Benefit Plan.

(c) Each Benefit Plan and any related trust (other than any multiemployer plan within the meaning of Section 3(37) of ERISA (each a “Multiemployer Plan”)) has been established, administered and maintained in material accordance with its terms and in material compliance with all applicable Laws (including ERISA and the Code). Each Benefit Plan that is intended to be qualified within the meaning of Section 401(a) of the Code (a “Qualified Benefit Plan”) is so qualified and has received a favorable and current determination letter from the Internal Revenue Service, or with respect to a prototype plan, can rely on an opinion letter from the Internal Revenue Service to the prototype plan sponsor, to the effect that such Qualified Benefit Plan is so qualified and that the plan and the trust related thereto are exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, and, to the Knowledge of the Company, nothing has occurred that could reasonably be expected to adversely affect the qualified status of any Qualified Benefit Plan. To the Knowledge of the Company, nothing has occurred with respect to any Benefit Plan that has subjected the Company, any of its Subsidiaries or any of their respective ERISA Affiliates or, with respect to any period on or after the Closing Date, Parent or any of its Affiliates, to a penalty under Section 502 of ERISA or to tax or penalty under Section 4975 of the Code. All benefits, contributions and premiums relating to each Benefit Plan have, in all material respects, been timely paid in accordance with the terms of such Benefit Plan and all applicable Laws and accounting principles, and all benefits accrued under any unfunded Benefit Plan have been paid, accrued or otherwise adequately reserved to the extent required by, and in accordance with, GAAP.

(d) None of the Company, any of its Subsidiaries or any of their respective ERISA Affiliates has (i) incurred or reasonably expects to incur, either directly or indirectly, any material Liability under Title I or Title IV of ERISA or related provisions of the Code relating to employee benefit plans; (ii) failed to timely pay premiums to the Pension Benefit Guaranty Corporation; (iii) withdrawn from any Benefit Plan; or (iv) engaged in any transaction which would give rise to liability under Section 4069 or Section 4212(c) of ERISA.

(e) With respect to each Benefit Plan (i) no such plan is a Multiemployer Plan; (ii) no such plan is a “multiple employer plan” within the meaning of Section 413(c) of the Code or a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA); (iii) no Action has been initiated by the Pension Benefit Guaranty Corporation to terminate any such plan or to appoint a trustee for any such plan; (iv) no such plan is subject to the minimum funding standards of Section 412 of the Code or Title IV of ERISA, and none of the assets of the Company, any of its Subsidiaries or any ERISA Affiliate is, or may reasonably be expected to become, the subject of any lien arising under Section 302 of ERISA or Section 412(a) of the Code; and (v) no “reportable event,” as defined in Section 4043 of ERISA, has occurred with respect to any such plan.

(f) Except as set forth on Section 3.20(f) of the Disclosure Schedules, neither the execution of this Agreement nor any of the transactions contemplated by this Agreement will (either alone or upon the occurrence of any additional or subsequent events): (i) entitle any current or former director, officer, employee, independent contractor or consultant of the Company or any of its Subsidiaries to severance pay or any other payment, (ii) accelerate the time of payment, funding or vesting (other than vesting required due to the termination of any Qualified Benefit Plan), or increase the amount of compensation due to any such individual, (iii) limit or restrict the right of the Company or any of its Subsidiaries to merge, amend or terminate any Benefit Plan, (iv) increase the amount payable under or result in any other material obligation pursuant to any Benefit Plan, (v) result in “excess parachute payments” within the meaning of Section 280G(b) of the Code, or (vi) require a “gross-up” or other payment to any “disqualified individual” within the meaning of Section 280G(c) of the Code. Section 3.20(f) of the Disclosure Schedule lists each Person who as of the Closing will be, with respect to the Company, a “disqualified individual” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder), as determined as of the date hereof. No securities of the Company are readily tradable on an established securities market or otherwise (within the meaning of Section 280G of the Code and the regulations promulgated thereunder) such that the Company is ineligible to seek shareholder approval in a manner that complies with Section 280G(b)(5) of the Code.

(g) Neither the Company nor any of its Subsidiaries has any commitment or obligation, and neither has made any representations to any employee, officer, director, independent contractor or consultant, whether or not legally binding, to adopt, amend, modify or terminate any Benefit Plan or any collective bargaining agreement, in connection with the consummation of the transactions contemplated by this Agreement or otherwise.

(h) Other than as required under Section 601 et. seq. of ERISA or other applicable Law, no Benefit Plan provides post-termination or retiree welfare benefits to any individual for any reason, and none of the Company, any of its Subsidiaries or any of their respective ERISA Affiliates has any Liability to provide post-termination or retiree welfare benefits to any individual or ever represented, promised or contracted to any individual that such individual would be provided with post-termination or retiree welfare benefits.

(i) There is no pending or, to the Knowledge of the Company, threatened Action relating to a Benefit Plan (other than routine claims for benefits), and no Benefit Plan has within the three (3) years prior to the date hereof been the subject of an examination or audit by a Governmental Authority or the subject of an application or filing under or is a participant in, an amnesty, voluntary compliance, self-correction or similar program sponsored by any Governmental Authority.

(j) There has been no amendment to, announcement by the Company, any of its Subsidiaries or any of their respective Affiliates relating to, or change in employee participation or coverage under, any Benefit Plan or collective bargaining agreement that would increase the annual expense of maintaining such plan above the level of the expense incurred for the most recently completed fiscal year with respect to any director, officer, employee, independent contractor or consultant, as applicable. None of the Company, any of its Subsidiaries or any of their respective Affiliates has any commitment or obligation or has made any representations to any director, officer, employee, independent contractor or consultant, whether or not legally binding, to adopt, amend, modify or terminate any Benefit Plan or any collective bargaining agreement.

(k) Each Benefit Plan that is subject to Section 409A of the Code has been administered in compliance with its terms and the operational and documentary requirements of Section 409A of the Code and all applicable regulatory guidance (including notices, rulings and proposed and final regulations) thereunder. Neither the Company nor any of its Subsidiaries has any obligation to gross up, indemnify or otherwise reimburse any individual for any excise taxes, interest or penalties incurred pursuant to Section 409A of the Code.

(l) The Company and each of its Subsidiaries is currently and has been in compliance with all Laws applicable to the Benefit Plans.

3.21 Employment Matters.

(a) Section 3.21(a) of the Disclosure Schedules contains a list of all persons who are employees, independent contractors or consultants of the Company or any of its Subsidiaries as of the date hereof, including any employee who is on a leave of absence of any nature, paid or unpaid, authorized or unauthorized, and sets forth for each such individual the following: (i) name, (ii) title or position (including whether full or part time), (iii) hire date, (iv) current annual base compensation rate, (v) commission, bonus or other incentive-based compensation and (vi) other than those fringe benefits set forth on Schedule 3.20(a), a description of the fringe benefits provided to each such individual as of the date hereof. All compensation, including wages, commissions and bonuses, payable to all employees, independent contractors or consultants of the Company or any of its Subsidiaries for services performed on or prior to the Closing Date have been paid in full (or accrued in full in the Closing Statement).

(b) Neither the Company nor any of its Subsidiaries is, or has been since its respective organization or formation, a party to, bound by, or negotiating any collective bargaining agreement or other Contract with a union, works council or labor organization (collectively, “Union”), and there is not, and has not been since its respective incorporation, any Union representing or purporting to represent any employee of the Company or any of its Subsidiaries, and, to the Knowledge of the Company, no Union or group of employees is seeking or has sought to organize employees for the purpose of collective bargaining. There has never been, nor, to the Knowledge of the Company, has there been any threat of, any strike, slowdown, work stoppage, lockout, concerted refusal to work overtime or other similar labor disruption or dispute affecting the Company, any of its Subsidiaries or any of its employees.

(c) The Company and each of its Subsidiaries is and has been in material compliance with all applicable Laws pertaining to employment and employment practices, including all Laws relating to labor relations, equal employment opportunities, fair employment practices, employment discrimination, harassment, retaliation, reasonable accommodation, disability rights or benefits, immigration, wages, hours, overtime compensation, child labor, hiring, promotion and termination of employees, working conditions, meal and break periods, privacy, health and safety, workers’ compensation, leaves of absence and unemployment insurance. All individuals characterized and treated by the Company or any of its Subsidiaries as independent contractors or consultants are properly treated as independent contractors under all applicable Laws. All employees of the Company or any of its Subsidiaries classified as exempt under the Fair Labor Standards Act and state and local wage and hour laws are properly classified. There are no Actions against the Company or any of its Subsidiaries pending, or to the Knowledge of the Company, threatened to be brought or filed, by or with any Governmental Authority or arbitrator in connection with the employment of any current or former applicant, employee, consultant, volunteer, intern or independent contractor of the Company or any of its Subsidiaries, including, without limitation, any claim relating to unfair labor practices, employment discrimination, harassment, retaliation, equal pay, wage and hours or any other employment-related matter arising under applicable Laws.

3.22 Taxes. Except as set forth in Section 3.22 of the Disclosure Schedules:

(a) All Tax Returns with respect to any Pre-Closing Tax Period by or on behalf of the Company and its Subsidiaries, to the extent required to be filed on or before the Closing Date, have been timely filed in accordance with all applicable Laws. All Tax Returns with respect to Pre-Closing Tax Periods (i) correctly and completely reflect the income, business, assets, operations, activities and status of the Company and its Subsidiaries, (ii) are correct and complete and (iii) have been prepared in accordance with all applicable Laws. Neither the Company nor any of its Subsidiaries is currently a beneficiary of any extension of time within which to file any Tax Return.

(b) All Taxes owed by the Company and its Subsidiaries (whether or not shown as due and payable on any Tax Return) have been timely paid to the appropriate Governmental Authority. Neither the Company nor any of its Subsidiaries has any Tax liabilities (whether due or to become due) with respect to the income, property and operations of the Company or any of its Subsidiaries that relate to any Pre-Closing Tax Periods or Pre-Closing Straddle Periods, except for Tax liabilities reflected in the Interim Financial Statements or that have arisen after the date of the Interim Financial Statements in the ordinary course of business. The amount of the Tax liabilities of the Company and its Subsidiaries for unpaid Taxes for the period following the Balance Sheet Date will not, in the aggregate, exceed the amount of accruals for Taxes (excluding accruals for deferred Taxes) as adjusted for the passage of time in accordance with the past practice of the Company or any of its Subsidiaries.

(c) The Company and each of its Subsidiaries has correctly withheld and timely remitted to the appropriate Governmental Authority all Taxes required to have been withheld and remitted in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other Person.

(d) No Tax Return of the Company or any of its Subsidiaries with respect to any Pre-Closing Tax Period has been audited by any Governmental Authority. There is no Action now pending or, to the Knowledge of the Company, threatened against or with respect to the Company or any of its Subsidiaries in respect of any Tax. Neither the Company nor any of its Subsidiaries has received notice of any claim by a Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation by that jurisdiction or Governmental Authority.

(e) Except with respect to the Company’s 2016 federal and state Tax returns which are currently on extension, neither the Company nor any of its Subsidiaries has granted or had granted on its behalf, any extension or waiver of the statute of limitations period applicable to any Tax Return or within which any Tax may be assessed or collected by any Governmental Authority, which period (after giving effect to such extension or waiver) has not yet expired.

(f) Neither the Company nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(g) Neither the Company nor any of its Subsidiaries has been a member of any Company Group or participated in any other arrangement whereby income, revenues, receipts, gain or loss was determined or taken into account for Tax purposes with reference to or in conjunction with any income, revenues, receipts, gain, loss, asset or liability of any other Person, in each case other than each Company Group of which it is a member as of the date hereof. Neither the Company nor any of its Subsidiaries has any liability for the Taxes of any Person under section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract, or otherwise. Neither the Company nor any of its Subsidiaries is a party to any Tax sharing, allocation or indemnity agreement, arrangement or similar Contract.

(h) Neither the Company nor any of its Subsidiaries has participated in a “reportable transaction” as defined in Section 6707A of the Code or Section 1.6011-4 of the Treasury Regulations (or any predecessor provision thereto) or any corresponding or similar provision of state or local Law.

(i) Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any periods ending after the Closing Date, including any Post-Closing Straddle Periods, as a result of (i) any change in method of accounting under Section 481 of the Code (or any comparable provision of state, local or foreign Tax Laws), or use of an improper method of accounting, for any Pre-Closing Tax Periods or Pre-Closing Straddle Periods; (ii) an installment sale or open transaction occurring on or prior to the Closing Date; (iii) a prepaid amount received on or before the Closing Date; (iv) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or foreign Law); (v) any closing agreement under Section 7121 of the Code or similar provision of state, local or foreign Law; (vi) any election under Section 108(i) of the Code; (vii) any Tax credits, grants or similar amounts that are or will be subject to “clawback” or recapture as a result of (A) the transactions contemplated by this Agreement or (B) an act (or failure to act) by the Company or any Subsidiary to satisfy certain requirements on which the credit, grant or similar amount is or was conditioned.

(j) Neither the Company nor any of its Subsidiaries is, or has ever been, subject to Tax in a jurisdiction outside the United States. Neither the Company nor any of its Subsidiaries has entered into a gain recognition agreement pursuant to Treasury Regulation Section 1.367(a)-8. Neither the Company nor any of its Subsidiaries has transferred an intangible the transfer of which would be subject to the rules of Section 367(d) of the Code.

(k) Neither the Company nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code.

(l) Except for limitations that would be imposed as a result of the transactions contemplated in this Agreement, there is currently no limitation on the utilization of net operating losses, capital losses, built-in losses, tax credits or similar items of the Company or any of its Subsidiaries under Sections 269, 382, 383, 384 or 1502 of the Code (and comparable provisions of state, local or foreign Law).

(m) Neither the Company nor any of its Subsidiaries has received any letter ruling from the IRS (or any comparable ruling from any other Governmental Authority).

3.23 Protection of Personal Information. Except as set forth in Section 3.23 of the Disclosure Schedules:

(a) The Company and each of its Subsidiaries has written privacy and security policies and has a privacy policy posted on its website that govern its collection, storage, use, disclosure and transfer (including across national borders) of Personal Information that comply in all material respects with applicable Laws. The Company and each of its Subsidiaries is in compliance in all material respects with their privacy and security policies and all applicable Laws concerning privacy, data security, data protection, data processing and encryption. In connection with the conduct of the business of the Company and each of its Subsidiaries, neither the Company nor any of its Subsidiaries has collected any

Personal Information from any third parties, except for Personal Information collected from employees and vendors of the Company or one or more of its Subsidiaries in the ordinary course of business and as a service provider for their respective customers and contact information regarding customers and prospective customers of the Company or any of its Subsidiaries. Excluding consents that a third-party providing data to the Company is required to obtain, all consents required by applicable Law for the collection, use or disclosure of Personal Information in connection with the conduct of the business of the Company and each of its Subsidiaries (including disclosure to Affiliates of the Company and its Subsidiaries) have been obtained. Neither the Company nor any of its Subsidiaries has received any written claim or complaint regarding its collection, use or disclosure of Personal Information.

(b) Without limiting the generality of the foregoing, the Company and each of its Subsidiaries has complied in all material respects with all applicable Laws governing the use, disclosure, privacy and security of, “protected health information” as defined under HIPAA. When acting as a “subcontractor” to a “business associate,” in each case as defined under HIPAA, the Company and each of its Subsidiaries has developed and implemented policies and procedures to comply with HIPAA and applicable state privacy and security Laws. The Company and each of its Subsidiaries provides privacy and confidentiality training regarding Personal Information to their respective employees who have access to Personal Information. To the extent required by HIPAA, the Company and each of its Subsidiaries has business associate agreements in place with each of their respective customers and with each of their respective “subcontractors” and “business associates,” in each case as defined under HIPAA, and each such business associate agreement covers all applicable obligations of business associates and covered entities under HIPAA. Neither the Company nor any of its Subsidiaries has received from any Governmental Authority or any customer, subcontractor, or business associate of the Company or any of its Subsidiaries, any written complaint, notice or other notification of a complaint regarding the compliance of the Company or any of its Subsidiaries with HIPAA or any other Law applicable to Personal Information. Neither the Company nor any of its Subsidiaries has received written notice of any complaints, breaches, non-permitted uses or disclosures, or other incidents of alleged compromises to the privacy or security of any Personal Information.

(c) There has been no material breach of security that has resulted in unauthorized access by third parties to the Personal Information in the possession, custody or control of the Company or any of its Subsidiaries. With respect to all Personal Information gathered or accessed in the course of the operations of the Company and each of its Subsidiaries, the Company and each of its Subsidiaries has taken commercially reasonable steps, consistent with applicable Laws, to protect such Personal Information against loss and against unauthorized access, use, modification, disclosure or other misuse.

3.24 Books and Records. The minute books and stock record books of the Company and each of its Subsidiaries, all of which have been made available to Parent, are complete and correct and have been maintained in accordance with sound business practices. The minute books of the Company and each of its Subsidiaries contain accurate and complete records of all meetings, and actions taken by written consent of, the Stockholders, the Company Board, any committees of the Company Board, the governing body of each Subsidiary and the holders of the equity interests of each of the Subsidiaries, and no meeting, or action taken by written consent, of any such Stockholders, Company Board, committee, governing body or holders has been held for which minutes have not been prepared and are not contained in such minute books.

3.25 Related Party Transactions. Except as set forth in Section 3.25 of the Disclosure Schedules, no officer or director of the Company, officer or manager of any Subsidiary or any Person owning five percent (5%) or more of the Shares or equity interests of the Company or any of its Subsidiaries (or any of such Person’s immediate family members or Affiliates or associates) is a party to any Contract with or binding upon the Company or any of its Subsidiaries or any of their respective assets, rights or properties or has any interest in any property owned by the Company, any of its Subsidiaries or has engaged in any transaction with any of the foregoing other than the issuance of Securities set forth on the stock record books of the Company or any of its Subsidiaries.

3.26 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or any Ancillary Document based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

3.27 Bank Accounts. Section 3.27 of the Disclosure Schedules sets forth a true and complete list of the name and address of (a) each bank or financial institution with which the Company and each of its Subsidiaries has an account or safe deposit box and the name of each Person authorized to draw thereon or have access thereto, (b) the account number of each such account, and (c) the name of each Person holding a power of attorney on behalf of the Company or any of its Subsidiaries.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub represent and warrant to the Company that the statements contained in this Article IV are true and correct as of the date hereof.

4.1 Organization and Authority of Parent and Merger Sub. Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the State of California and Delaware, respectively. Each of Parent and Merger Sub has full corporate power and authority to enter into and perform its obligations under this Agreement and the Ancillary Documents to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Parent and Merger Sub of this Agreement and any Ancillary Document to which they are a party and the consummation by Parent and Merger Sub of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of Parent and Merger Sub and no other corporate proceedings on the part of Parent and Merger Sub are necessary to authorize the execution, delivery and performance of this Agreement or to consummate the Merger and the other transactions contemplated hereby and thereby. This Agreement has been duly executed and delivered by Parent and Merger Sub, and (assuming due authorization, execution and delivery by each other party hereto) this Agreement constitutes a legal, valid and binding obligation of Parent and Merger Sub enforceable against Parent and Merger Sub in accordance with its terms. When each Ancillary Document to which Parent or Merger Sub is or will be a party has been duly executed and delivered by Parent or Merger Sub (assuming due authorization, execution and delivery by each other party thereto), such Ancillary Document will constitute a legal and binding obligation of Parent or Merger Sub, as applicable, enforceable against it in accordance with its terms.

4.2 No Conflicts; Consents. The execution, delivery and performance by Parent and Merger Sub of this Agreement and the Ancillary Documents to which they are a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not: (a) conflict with or result in a violation or breach of, or default under, any provision of the certificate of incorporation, bylaws or other organizational documents of Parent or Merger Sub; (b) conflict with or result in a violation or breach of any provision of any Law or Governmental Order applicable to Parent or Merger Sub; or (c) require the consent, notice or other action by any Person under any Contract to which Parent or Merger Sub is a party. No consent, approval, Permit, Governmental Order, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to Parent or Merger Sub in connection with the execution, delivery and performance of this Agreement and the Ancillary Documents and the consummation of the transactions contemplated hereby and thereby, except for the filing of the Certificate of Merger with the Secretary of State of Delaware.

4.3 No Prior Merger Sub Operations. Merger Sub was formed solely for the purpose of effecting the Merger and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby.

4.4 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or any Ancillary Document based upon arrangements made by or on behalf of Parent or Merger Sub.

4.5 Sufficiency of Funds. Parent has sufficient cash on hand or other sources of immediately available funds to enable it to make payment of the Purchase Price and consummate the transactions contemplated by this Agreement.

4.6 Legal Proceedings. There are no Actions pending or, to Parent’s or Merger Sub’s knowledge, threatened against or by Parent, Merger Sub or any of their respective Affiliates that challenge or seek to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement. No event has occurred or circumstances exist that may give rise or serve as a basis for any such Action.

ARTICLE V

COVENANTS

5.1 Conduct of Business Prior to the Closing. From the date hereof until the Closing, except as otherwise provided in this Agreement or consented to in writing by Parent (which consent shall not be unreasonably withheld or delayed), the Company and each of its Subsidiaries shall conduct its business in the ordinary course of business consistent with past practice and use reasonable best efforts to maintain and preserve intact the current organization, business and franchise of the Company and its Subsidiaries and to preserve the rights, franchises, goodwill and relationships of its employees, customers, lenders, suppliers, regulators and others having business relationships with the Company and each of its Subsidiaries. Without limiting the foregoing, from the date hereof until the Closing Date, the Company and each of its Subsidiaries shall (a) preserve and maintain all of its Permits; (b) pay its debts, Taxes and other obligations when due; (c) maintain the properties and assets owned, operated or used by it in the same condition as they were on the date of this Agreement, subject to reasonable wear and tear; (d) continue in full force and effect without modification all Insurance Policies, except as required by applicable Law; (e) defend and protect its properties and assets from infringement or usurpation consistent with its past practices; (f) perform all of its obligations under all Contracts relating to or affecting its properties, assets or business; (g) maintain its books and records in accordance with past practice; (h) comply in all material respects with all applicable Laws; and (i) not take or permit any action that would cause any of the changes, events or conditions described in Section 3.8 to occur.

5.2 Access to Information.

(a) From the date hereof until the Closing, the Company and each of its Subsidiaries shall (i) afford Parent and its Representatives reasonable access to and the right to inspect all of the Real Property, properties, assets, premises, books and records, Contracts and other documents and data related to the Company; (ii) furnish Parent and its Representatives with such financial, operating and other data and information related to the Company and each of its Subsidiaries as Parent or any of its Representatives may reasonably request; and (iii) instruct the Representatives of the Company and each of its Subsidiaries to reasonably cooperate with Parent in its investigation of the Company and its Subsidiaries. Any investigation pursuant to this Section 5.2 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company or any of its Subsidiaries. No investigation by Parent or other information received by Parent shall operate as a waiver or otherwise affect any representation, warranty or agreement given or made by the Company or any of its Subsidiaries in this Agreement.

(b) Until the sooner to occur of the Closing or termination of this Agreement, Parent and the Company shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations under the Mutual Non-Disclosure Agreement, dated March 6, 2017, between Parent and the Company (the “Confidentiality Agreement”), which shall survive the termination of this Agreement in accordance with the terms set forth therein.

5.3 No Solicitation of Other Bids.

(a) The Company shall not, and shall cause its Subsidiaries not to, and shall not authorize or permit its or any of its Subsidiaries’ Affiliates or any of their respective Representatives to, directly or indirectly, (i) encourage, solicit, initiate, facilitate or continue inquiries regarding an Acquisition Proposal; (ii) enter into discussions or negotiations with, or provide any information to, any Person concerning a possible Acquisition Proposal; or (iii) enter into any agreements or other instruments (whether or not binding) regarding an Acquisition Proposal. The Company shall immediately cease and cause to be terminated, and shall cause its Subsidiaries and its Subsidiaries’ Affiliates and all of its and their respective Representatives to immediately cease and cause to be terminated, all existing discussions or negotiations with any Persons conducted heretofore with respect to, or that could lead to, an Acquisition Proposal.

(b) In addition to the other obligations under this Section 5.3, the Company shall promptly (and in any event within two (2) Business Days after receipt thereof by the Company or its Representatives) advise Parent orally and in writing of any Acquisition Proposal, any request for information with respect to any Acquisition Proposal, or any inquiry with respect to or which could reasonably be expected to result in an Acquisition Proposal, and the material terms and conditions of such request, Acquisition Proposal or inquiry.

(c) The Company agrees that the rights and remedies for noncompliance with this Section 5.3 shall include having such provision specifically enforced by any court having equity jurisdiction, it being acknowledged and agreed that any such breach or threatened breach shall cause irreparable injury to Parent and that money damages would not provide an adequate remedy to Parent.

5.4 Stockholders Consent.

(a) The Company shall use commercially reasonable efforts to obtain, promptly following the execution and delivery of this Agreement, the Requisite Company Approval, which efforts shall include providing the Company Board Recommendation to the Stockholders.

(b) Promptly following, but in no event more than five (5) Business Days after, receipt of the Requisite Company Approval, the Company shall prepare and mail, as applicable, (i) to every Stockholder that is the subject to a drag-along obligation, a drag-along notice in compliance with this Section 5.4(b) (“Drag-Along Notice”) or (ii) in the case of every Stockholder not subject to a drag-along obligation and that did not adopt this Agreement and approve the transactions contemplated hereby, a notice in compliance with this Section 5.4(b) (the “Stockholder Notice”). The Stockholder Notice and Drag-Along Notice shall each (A) include a statement to the effect that the Company Board unanimously determined that the Merger is advisable in accordance with Section 251(b) of the DGCL and in the best interests of the Stockholders and unanimously adopted this Agreement and approved the Merger and the other transactions contemplated hereby, and (B) provide the Stockholders to whom it is sent with notice of the actions taken in such written consent, including the adoption of this Agreement and approval of the Merger and the other transactions contemplated hereby in accordance with Section 228(e) of the DGCL and the bylaws of the Company. Each Stockholder Notice shall notify such Stockholders of their dissent and appraisal rights pursuant to Section 262 of the DGCL. The Stockholder Notice shall include therewith a correct copy of Section 262 of the DGCL and all such other information as Parent shall reasonably request, and shall be sufficient in form and substance to start the twenty (20) day period during which a Stockholder must demand appraisal of such Stockholder’s Company Common Stock as contemplated by Section 262(d)(2) of the DGCL. All materials submitted to the Stockholders in accordance with this Section 5.4(b) shall be subject to Parent’s advance review and reasonable approval.

5.5 Notice of Certain Events.

(a) From the date hereof until the Closing, the Company shall promptly notify Parent in writing of:

(i) any fact, circumstance, event or action the existence, occurrence or taking of which (A) has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (B) has resulted in, or could reasonably be expected to result in, any representation or warranty made by the Company and Securityholders hereunder not being true and correct or (C) has resulted in, or could reasonably be expected to result in, the failure of any of the conditions set forth in Section 7.2 to be satisfied;

(ii) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement that is not disclosed on Schedule 3.3(c);

(iii) any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; and

(iv) any Actions commenced or, to the Knowledge of the Company, threatened against, relating to or involving or otherwise affecting the Company or any of its Subsidiaries that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 3.17 or that relates to the consummation of the transactions contemplated by this Agreement.

(b) Parent’s receipt of information pursuant to this Section 5.5 shall not operate as a waiver or otherwise affect any representation, warranty or agreement given or made by the Company in this Agreement (including Section 8.2 and Section 9.1(b)) and shall not be deemed to amend or supplement the Disclosure Schedules.

5.6 Consents. The Company and Parent shall use commercially reasonable efforts to give all notices to, and obtain all consents from, all third parties that are described in Section 3.3(c) of the Disclosure Schedules.

5.7 Directors’ and Officers’ Indemnification and Insurance. Prior to the Closing, the Company shall obtain and fully pay for “tail” insurance policies with a claims period of at least six (6) years from the Effective Time with at least the same coverage and amount and containing terms and conditions that are not less advantageous to the directors, managers and officers of the Company and each of its Subsidiaries as the Company’s and/or its Subsidiaries’ existing policies with respect to claims arising out of or relating to events which occurred before or at the Effective Time, including in connection with the transactions contemplated by this Agreement (the “D&O Tail Policy”). The Company shall bear the cost of the D&O Tail Policy, and such costs, to the extent not paid prior to the Closing, shall be included in the determination of Transaction Expenses. During the term of the D&O Tail Policy, Parent shall not (and shall cause the Surviving Corporation not to) take any action following the Closing to cause the D&O Tail Policy to be cancelled or any provision therein to be amended or waived; provided, that neither Parent, the Surviving Corporation nor any Affiliate thereof shall be obligated to pay any premiums or other amounts in respect of such D&O Tail Policy.

5.8 Closing Conditions. From the date hereof until the Closing, each party shall use commercially reasonable efforts to take such actions as are necessary to expeditiously satisfy the closing conditions set forth in Article VII.

5.9 Press Release and Announcements. No party may issue any press release or other public announcement relating to the subject matter of this Agreement or any Ancillary Document or the transactions contemplated hereby or thereby without the prior approval of both Parent and Securityholders’ Representative; provided, that nothing in this Section 5.9 will preclude (a) Parent from (i) issuing any press releases or similar announcements, or (ii) making any disclosures necessary and proper in conjunction with the filing of any Tax Return, (b) any Party from making any filings with the Securities and Exchange Commission or any other filings required by applicable Law, Governmental Authority, or listing agreement with any national securities exchange, or (c) either Party from making any disclosures necessary to comply with its obligations under this Agreement.

5.10 Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and behalf of the Company or Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

5.11 280G Stockholder Approval. Promptly following the execution of this Agreement, the Company shall submit to the Stockholders for approval (in a manner reasonably satisfactory to Parent) by such number of holders of Shares as is required by the terms of Section 280G(b)(5)(B) of the Code, any payments and/or benefits that may separately or in the aggregate, constitute “parachute payments” pursuant to Section 280G of the Code (“Section 280G Payments”) (which determination shall be made by the Company and shall be subject to review and approval by Parent, such approval not to be unreasonably withheld, conditioned or delayed) such that such payments and benefits shall not be deemed to be Section 280G Payments. Prior to the Closing, the Company shall deliver to Parent notification and documentation reasonably satisfactory to Parent that (a) a vote of the holders of Shares was solicited in conformance with Section 280G of the Code and the regulations promulgated thereunder and the requisite stockholder approval was obtained with respect to any payments and/or benefits that were subject to the stockholder vote (the “280G Stockholder Approval”) or (b) that the 280G Stockholder Approval was not obtained and as a consequence, that such payments and/or benefits shall not be made or provided to the extent they would cause any amounts to constitute Section 280G Payments, pursuant to the Parachute Payment Waivers that were executed by the affected individuals prior to the solicitation of the vote of the holders of Shares pursuant to this Section 5.11.

ARTICLE VI

TAX MATTERS

6.1 Tax Covenants.

(a) Without the prior written consent of Parent, prior to the Closing, the Company, its Representatives and Securityholders shall not make, change or rescind any Tax election, amend any Tax Return or take any position on any Tax Return, take any action, omit to take any action or enter into any other transaction that would have the effect of increasing the Tax liability or reducing any Tax asset of Parent or the Surviving Corporation in respect of any Post-Closing Tax Period or Post-Closing Straddle Period. The Company agrees that Parent is to have no liability for any Tax resulting from any action of the Company, any of its Representatives or Securityholders. Significant Holders, jointly and severally, and Securityholders, severally and not jointly (in accordance with their Pro Rata Shares), shall indemnify and hold harmless Parent against any such Tax or reduction of any Tax asset.

(b) All transfer, excise, franchise, property, documentary, sales, use, stamp, registration, recording, value added and other such Taxes and fees (including any penalties and interest if due to delays by Securityholders) imposed on Parent or the Company with respect to the sale of the Shares to Parent or termination of the Options, Warrants and RSUs as provided for under this Agreement (“Transfer Taxes”) shall be paid by Securityholders when due, and Securityholders will, at their own expense, file all necessary Tax Returns and other documentation with respect to all such Taxes, fees and charges, and, if required by applicable Law, Parent will, and will cause its Affiliates to, join in the execution of any such Tax Returns and other documentation.

6.2 Apportionment of Taxes. The portion of Tax with respect to the income, receipts, property, profits, wages, capital, net worth or operations of the Company that is attributable to any Tax period that begins on or before the Closing Date and ends after the Closing Date (a “Straddle Period”) will be apportioned between the portion of the Straddle Period that extends before the Closing Date through the Closing Date (the “Pre-Closing Straddle Period”) and the portion of the Straddle Period that extends from the day after the Closing Date to the end of the Straddle Period (the “Post-Closing Straddle Period”) in accordance with this Section 6.2. The portion of Tax attributable to the Pre-Closing Straddle Period will (a) in the case of any Taxes other than sales or use taxes, value-added taxes, employment taxes, withholding taxes, and any Tax based on or measured by income, receipts or profits earned during a Straddle Period, be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction, the numerator of which is the number of days in the Pre-Closing Straddle Period and denominator of which is the number of days in the Straddle Period, and (b) in the case of any sales or use taxes, value-added taxes, employment taxes, withholding taxes, and any Tax based on or measured by income, receipts or profits earned during a Straddle Period be deemed equal to the amount that would be payable if the Straddle Period ended on and included the Closing Date. The portion of Tax attributable to a Post-Closing Straddle Period will be calculated in a corresponding manner. To the extent that any Tax for a Straddle Period is based on the greater of a Tax on net income, on the one hand, and a Tax measured by net worth or some other basis not otherwise measured by income, on the other hand, the portion of such Tax related to the Pre-Closing Straddle Period and the Post-Closing Straddle Period will be determined based on the foregoing and based on the manner in which the actual Tax liability for the entire Straddle Period is determined. Securityholders will be liable for and covenant to pay, and pursuant to Article VIII shall indemnify and hold harmless the Company, Parent and each Parent Indemnitee from and against any and all Losses incurred or suffered by the Company, Parent or any Parent Indemnitee based upon, arising out of, or otherwise in respect of, Indemnified Taxes.

6.3 Tax Returns. Securityholders’ Representative shall file or cause to be filed when due (taking into account all extensions properly obtained) all Tax Returns that are required to be filed by or with respect to the Company for (i) Pre-Closing Tax Periods and (ii) for the Pre-Closing Straddle Period, relating to Taxes based on or measured by income, receipts or profits earned during the Straddle Period, and Securityholders’ Representative shall remit or cause to be remitted any Taxes due in respect of such Tax Returns. Parent shall file or cause to be filed when due (taking into account all extensions properly obtained) all other Tax Returns that are required to be filed by or with respect to the Company, and Parent shall remit or cause to be remitted any Taxes due in respect of such Tax Returns. Securityholders shall reimburse Parent for the Taxes for which Securityholders are liable pursuant to this Article VI but which are remitted in respect of any Tax Return to be filed by Parent pursuant to this Section 6.3 upon the written request of Parent setting forth in reasonable detail the computation of the amount owed by Securityholders, but in no event earlier than twenty (20) days prior to the due date for paying such Taxes. Disputes regarding such calculation shall be settled in the same manner as disputes regarding the Closing Statement in 2.16(c)(iii). All Tax Returns which Securityholders’ Representative is required to file or cause to be filed in accordance with this Section 6.3 shall be (a) prepared and filed in a manner consistent with past practice and, on such Tax Returns, no position shall be taken, election made or method adopted that is inconsistent with positions taken, elections made or methods used in preparing and filing similar Tax Returns in prior periods (including, but not limited to, positions, elections or methods which would have the effect of deferring income to taxable years or periods ending after the Closing Date or accelerating deductions to Pre-Closing Tax Periods), and (b) submitted in draft form to Parent at least twenty (20) days prior to the due date for filing such Tax Return (including any applicable extensions) for Parent’s review and comment. Securityholders’ Representative shall revise the applicable Tax Return to address any comments of Parent that reflect changes to conform to the above requirements.

6.4 Cooperation. Parent and Securityholders’ Representative agree to furnish or cause to be furnished to the other, upon request, as promptly as practicable, such information and assistance relating to Taxes, including access to books and records, as is reasonably necessary for the filing of any Tax Return by Parent or the Company pursuant to this Article VI, the preparation for any audit by any Governmental Authority and the prosecution or defense of any claim, suit or proceeding relating to any Tax. Parent and Securityholders’ Representative shall retain all books and records in their possession with respect to Taxes for a period of at least four years following the Closing Date (and, to the extent notified by Parent or Sellers’ Representative, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any Governmental Authority, and to give the other party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if Parent so requests, the Company or Securityholders, as the case may be, shall allow Parent to take possession of such books and records.

6.5 Certain Controversies. Notwithstanding Section 8.5:

(a) Parent shall notify Securityholders’ Representative in writing upon receipt by Parent or, after the Closing Date, any Parent Indemnitee of notice of any pending or threatened Federal, state, local or foreign Tax audits or assessments which may materially affect any Tax Liabilities for which Securityholders would be required to indemnify any Parent Indemnitee pursuant to this Article VI; provided, that failure to comply with this provision shall not affect any Parent Indemnitee’s right to indemnification hereunder except to the extent such failure materially impairs Securityholders’ Representative’s ability to contest any such Tax liabilities.

(b) Securityholders’ Representative shall have the sole right to represent the Parent Indemnitees’ interests in any Tax audit or administrative or court proceeding relating to any Tax Liabilities for which the Securityholders would be required to indemnify any Parent Indemnitee pursuant to this Article VI and to employ counsel of Securityholders’ Representative’s choice at Securityholders’ Representative’s expense; provided, however, that Securityholders’ Representative shall have no right to represent the Parent Indemnitees’ interests in any Tax audit or administrative or court proceeding unless Securityholders’ Representative shall have first notified Parent Indemnitees in writing (i) of its intention to do so, (ii) of the identity of counsel, if any, chosen by Securityholders’ Representative in connection therewith, and (iii) that each Securityholder agrees with Parent Indemnitees that, as between Parent Indemnitees and Securityholders, Securityholders shall be liable for any Losses relating to Indemnified Taxes that result from such audit or proceeding; provided, however, that each Parent Indemnitee shall be permitted, at such Parent Indemnitees’ expense, to be present at, and participate in, any such audit or proceeding. If Securityholders’ Representative does not represent (or does not have the right to represent) the Parent Indemnitees’ interests in a Tax audit or administrative or court proceeding relating to any Tax Liabilities for which Securityholders would be required to indemnify any Parent Indemnitee pursuant to this Article VI, then the Parent Indemnitees shall have the sole right to do so and to employ counsel of Parent Indemnitees’ choice at Securityholders’ Representative’s expense. Notwithstanding the foregoing, neither Securityholders’ Representative nor any Securityholder (nor any Affiliate thereof) shall be entitled to settle, either administratively or after the commencement of litigation, any claim for Taxes which could adversely affect the liability for Taxes of any Parent Indemnitee for any period after the Closing Date to any extent unless each Securityholder has indemnified each Parent Indemnitee against the effects of any such settlement (including, but not limited to, the imposition of income Tax deficiencies, the reduction of asset basis or cost adjustments, the lengthening of any amortization or depreciation periods, the denial of amortization or depreciation deductions, or the reduction of loss or credit carryforwards) without the prior written consent of such Parent Indemnitee, which consent may be withheld in the sole discretion of such Parent Indemnitee.

(c) Parent shall have the sole right to represent the each Parent Indemnitees’ interests in any Tax audit or administrative or court proceeding relating to Tax liabilities other than any Tax Liabilities for which Securityholder would be required to indemnify any Parent Indemnitee pursuant to this Article VI and to employ counsel of Parent’s choice at Parent’s expense. Parent shall have the sole right to defend the Parent Indemnitees with respect to any issue arising in connection with any Tax audit or administrative or court proceeding to the extent Parent shall have agreed in writing to forego any indemnification under this Agreement with respect to such issue.

(d) Nothing herein shall be construed to impose on Parent any obligation to defend the Parent Indemnities in any Tax audit or administrative or court proceeding.

ARTICLE VII

CONDITIONS TO CLOSING

7.1 Conditions to Obligations of All Parties. The obligations of each party to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions:

(a) this Agreement shall have been duly adopted by the Requisite Company Approval; and

(b) no Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Governmental Order which is in effect and has the effect of making the transactions contemplated by this Agreement illegal, otherwise restraining or prohibiting consummation of such transactions or causing any of the transactions contemplated hereunder to be rescinded following completion thereof.

7.2 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or Parent’s waiver, at or prior to the Closing, of each of the following conditions:

(a) (i) other than the Fundamental Representations and the representations and warranties set forth in Section 3.22 (Tax Matters), the representations and warranties of the Company contained in this Agreement, the Ancillary Documents and any certificate or other writing delivered pursuant hereto shall be true and correct in all respects (in the case of any representation or warranty qualified by materiality or Material Adverse Effect) or in all material respects (in the case of any representation or warranty not qualified by materiality or Material Adverse Effect) on and as of the date hereof and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects), and (ii) the Fundamental Representations and the representations and warranties set forth in Section 3.22 (Tax Matters) shall be true and correct in all respects on and as of the date hereof and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects);

(b) the Company shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement;

(c) no Action shall have been commenced against Parent, Merger Sub or the Company that would prevent the Closing, and no injunction or restraining order shall have been issued by any Governmental Authority, and be in effect, which restrains or prohibits any transaction contemplated hereby;

(d) all approvals, consents and waivers that are listed on Section 3.3(c) of the Disclosure Schedules shall have been received, and executed counterparts thereof shall have been delivered to Parent at or prior to the Closing;

(e) there shall not have occurred any Material Adverse Effect, nor shall any event or events have occurred that, individually or in the aggregate, with or without the lapse of time, could reasonably be expected to result in a Material Adverse Effect;

(f) the Company shall have delivered each of the closing deliverables set forth in Section 2.3(a); and

(g) Persons holding no more than five percent (5%) of the outstanding Shares as of immediately prior to the Effective Time, in the aggregate, shall have exercised, or remain entitled to exercise, statutory appraisal rights pursuant to Section 262 of the DGCL with respect to such Shares.

7.3 Conditions to Obligations of the Company. The obligations of the Company to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or the Company’s waiver, at or prior to the Closing, of each of the following conditions:

(a) (i) other than the representations and warranties of Parent and Merger Sub contained in Section 4.1 and Section 4.4, the representations and warranties of Parent and Merger Sub contained in this Agreement, the Ancillary Documents and any certificate or other writing delivered pursuant hereto shall be true and correct in all respects (in the case of any representation or warranty qualified by materiality or Material Adverse Effect) or in all material respects (in the case of any representation or warranty not qualified by materiality or Material Adverse Effect) on and as of the date hereof and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects), and (ii) the representations and warranties of Parent and Merger Sub contained in Section 4.1 and Section 4.4 shall be true and correct in all respects on and as of the date hereof and on and as of the Closing Date with the same effect as though made at and as of such date;

(b) Parent and Merger Sub shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement and each of the Ancillary Documents to be performed or complied with by them prior to or on the Closing Date;

(c) no injunction or restraining order shall have been issued by any Governmental Authority, and be in effect, which restrains or prohibits any material transaction contemplated hereby; and

(d) Parent shall have delivered each of the closing deliverables set forth in Section 2.3(b).

ARTICLE VIII

INDEMNIFICATION

8.1 Survival. Subject to the limitations and other provisions of this Agreement, the representations and warranties contained herein shall survive the Closing and shall remain in full force and effect until the date that is twenty-four (24) months from the Closing Date. All covenants and agreements of the parties contained in this Agreement shall survive the Closing until fully performed or for ten (10) years. Notwithstanding the foregoing, any claims asserted in good faith with reasonable specificity (to the extent known at such time) and in writing by notice from the Indemnified Party to the Indemnifying Party prior to the expiration date of the applicable survival period shall not thereafter be barred by the expiration of the relevant representation or warranty and such claims shall survive until finally resolved.

8.2 Indemnification By Securityholders. Subject to the other terms and conditions of this Article VIII, Securityholders, severally and not jointly (in accordance with their Pro Rata Shares), shall indemnify and defend each of Parent and its Affiliates (including the Company and its Subsidiaries) and their respective Representatives (collectively, the “Parent Indemnitees”) against, and shall hold each of them harmless from and against, and shall pay and reimburse each of them for, any and all Losses incurred or sustained by, or imposed upon, Parent Indemnitees based upon, arising out of, with respect to or by reason of:

(a) any inaccuracy in or breach of any of the representations or warranties of the Company contained in this Agreement or in any certificate or instrument delivered by or on behalf of the Company or any of its Subsidiaries pursuant to this Agreement, as of the date such representation or warranty was made or as if such representation or warranty was made on and as of the Closing Date (except for representations and warranties that expressly relate to a specified date, the inaccuracy in or breach of which will be determined with reference to such specified date);

(b) any breach or non-fulfillment of any covenant, agreement or obligation to be performed by the Company or its Subsidiaries pursuant to this Agreement;

(c) any claim made by any Securityholder relating to such Person’s rights with respect to the Merger Consideration, or the calculations and determinations set forth on the Consideration Spreadsheet;

(d) any amounts paid to the holders of Dissenting Shares, including any interest required to be paid thereon, that are in excess of what such holders would have received hereunder had such holders not been holders of Dissenting Shares;

(e) any Transaction Expenses or Closing Indebtedness to the extent not paid or satisfied by the Company at or prior to the Closing, or if paid by Parent or Merger Sub at or prior to the Closing, to the extent not deducted in the determination of Closing Merger Consideration;

(f) any Indemnified Taxes;

(g) the matter set forth in Section 8.2(g) of the Disclosure Schedules; and

(h) any Losses for which Securityholders would be required to indemnify any Parent Indemnitee pursuant to Article VI.

8.3 Indemnification By Parent. Subject to the other terms and conditions of this Article VIII, Parent shall indemnify and defend each of Securityholders and their Affiliates and their respective Representatives (collectively, the “Securityholder Indemnitees”) against, and shall hold each of them harmless from and against, and shall pay and reimburse each of them for, any and all Losses incurred or sustained by, or imposed upon, the Securityholder Indemnitees based upon, arising out of, with respect to or by reason of:

(a) any inaccuracy in or breach of any of the representations or warranties of Parent and Merger Sub contained in this Agreement or in any certificate or instrument delivered by or on behalf of Parent or Merger Sub pursuant to this Agreement, as of the date such representation or warranty was made or as if such representation or warranty was made on and as of the Closing Date (except for representations and warranties that expressly relate to a specified date, the inaccuracy in or breach of which will be determined with reference to such specified date); or

(b) any breach or non-fulfillment of any covenant, agreement or obligation to be performed by Parent or Merger Sub pursuant to this Agreement.

8.4 Certain Limitations. The indemnification provided for in Section 8.2 and Section 8.3 shall be subject to the following limitations:

(a) Securityholders shall not be liable to Parent Indemnitees for indemnification under Section 8.2(a) until the aggregate amount of all Losses in respect of indemnification under Section 8.2(a) exceeds $130,000 (the “Basket”), in which event Securityholders shall be required to pay or be liable for all such Losses from the first dollar, and the sole and exclusive source of payment for a claim under this Section 8.2 shall be limited to the Escrow Amount, other than in the case of fraud in the making of an express representation contained in Article III.

(b) Parent shall not be liable to the Securityholder Indemnitees for indemnification under Section 8.3(a) until the aggregate amount of all Losses in respect of indemnification under Section 8.3(a) exceeds the Basket, in which event Parent shall be required to pay or be liable for all such Losses from the first dollar. The aggregate amount of all Losses for which Parent shall be liable pursuant to Section 8.3(a) shall not exceed the Escrow Amount.

(c) Notwithstanding the foregoing, the Basket shall not apply to (i) Losses based upon, arising out of, with respect to or by reason of any inaccuracy in or breach of any of (a) Section 3.1 (Organization and Qualification of the Company), Section 3.2(a) (Authority), Section 3.4 (Capitalization), Section 3.12 (Intellectual Property), 3.22 (Taxes), Section 3.23 (Protection of Personal Information), or Section 3.26 (Brokers) (collectively, the “Fundamental Representations”), or (ii) any amounts payable to Parent pursuant to Section 2.16.

(d) For purposes of this Article VIII, any inaccuracy in or breach of any representation or warranty and the amount of any Losses shall be determined without regard to any materiality, Material Adverse Effect or other similar qualification contained in or otherwise applicable to such representation or warranty.

(e) No claim shall be made with respect to Losses arising out of any breach of the representations or warranties contained in Article III or any violation of any covenant to the extent there has been a corresponding reduction for such Losses under Section 2.16.

(f) Notwithstanding anything contained herein to the contrary, the amount of any Losses incurred or suffered by an Indemnified Party shall be calculated after giving effect to any proceeds or recoveries actually received by the Indemnified Party from any other third party, including any proceeds from insurance policies covering the event or claim giving rise to the indemnification obligation, net of (i) any costs of collecting such insurance proceeds or recoveries, including the amount of any co-payment or deductible, (ii) an amount equal to the amount of Loss for which indemnification was not received by reason of the application of this Section 8.4 and (iii) that portion of any premium increase in the next policy period of the applicable insurance policy or replacement insurance policy that results from the assertion of such claim, as determined by correspondence from the insurance carrier or insurance broker to the Indemnified Party, a copy which shall have been provided to the Indemnifying Party). Except as set forth in the next sentence, nothing in this Section 8.4(f) shall require any party to seek recovery under any insurance policy. The parties hereto agree that if the applicable insurance policy is a Company policy in existence prior to the Closing, then the applicable Indemnified Party shall use commercially reasonable efforts to seek recovery under such policy. Neither Parent nor any of its Affiliates shall be required to maintain any Company policy in existence after the Closing.

8.5 Indemnification Procedures. The party making a claim under this Article VIII is referred to as the “Indemnified Party”, and the party against whom such claims are asserted under this Article VIII is referred to as the “Indemnifying Party.” For purposes of this Article VIII, (i) if Parent (or any other Parent Indemnitee) comprises the Indemnified Party, any references to Indemnifying Party (except provisions relating to an obligation to make payments) shall be deemed to refer to Securityholders’ Representative, and (ii) if Parent comprises the Indemnifying Party, any references to the Indemnified Party shall be deemed to refer to Securityholders’ Representative. Any payment received by Securityholders’ Representative as the Indemnified Party shall be distributed to Securityholders in accordance with this Agreement.

(a) Third Party Claims. If any Indemnified Party receives notice of the assertion or commencement of any Action made or brought by any Person who is not a party to this Agreement or an Affiliate of a party to this Agreement or a Representative of the foregoing (a “Third Party Claim”) against such Indemnified Party with respect to which the Indemnifying Party is obligated to provide indemnification under this Agreement, the Indemnified Party shall give the Indemnifying Party reasonably prompt written notice thereof, but in any event not later than thirty (30) calendar days after receipt of such notice of such Third Party Claim. The failure to give such prompt written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, except and only to the extent that the Indemnifying Party forfeits rights or defenses by reason of such failure. Such notice by the Indemnified Party shall describe the Third Party Claim in reasonable detail, shall include copies of all material written evidence thereof (to the extent permitted under applicable Law and any Contract to which the Indemnified Party is a party) and shall indicate the estimated amount, if reasonably practicable, of the Loss that has been or may be sustained by the Indemnified Party. The Indemnifying Party shall have the right to participate in, or by giving written notice to the Indemnified Party, to assume the defense of any Third Party Claim at the Indemnifying Party’s expense and by the Indemnifying Party’s own counsel, and the Indemnified Party shall cooperate in good faith in such defense; provided, that if the

Indemnifying Party is a Securityholder, then such Indemnifying Party shall not have the right to defend or direct the defense of any such Third Party Claim that (i) is asserted directly by or on behalf of a Person that is a supplier or customer of the Company, or (ii) seeks an injunction or other equitable relief against the Indemnified Parties. In the event that the Indemnifying Party assumes the defense of any Third Party Claim, subject to Section 8.5(b), it shall have the right to take such action as it deems necessary to avoid, dispute, defend, appeal or make counterclaims pertaining to any such Third Party Claim in the name and on behalf of the Indemnified Party. The Indemnified Party shall have the right to participate in the defense of any Third Party Claim with counsel selected by it subject to the Indemnifying Party’s right to control the defense thereof. The fees and disbursements of such counsel shall be at the expense of the Indemnified Party, provided, that if in the reasonable opinion of counsel to the Indemnified Party, (A) there are legal defenses available to an Indemnified Party that are different from or additional to those available to the Indemnifying Party; or (B) there exists a conflict of interest between the Indemnifying Party and the Indemnified Party that cannot be waived, the Indemnifying Party shall be liable for the reasonable fees and expenses of counsel to the Indemnified Party in each jurisdiction for which the Indemnified Party determines counsel is required. If the Indemnifying Party elects not to compromise or defend such Third Party Claim, fails to promptly notify the Indemnified Party in writing of its election to defend as provided in this Agreement, or fails to diligently prosecute the defense of such Third Party Claim, the Indemnified Party may, subject to Section 8.5(b), pay, compromise, defend such Third Party Claim and seek indemnification for any and all Losses based upon, arising from or relating to such Third Party Claim. Securityholders’ Representative and Parent shall cooperate with each other in all reasonable respects in connection with the defense of any Third Party Claim, including making available records relating to such Third Party Claim and furnishing, without expense (other than reimbursement of actual out-of-pocket expenses) to the defending party, management employees of the non-defending party as may be reasonably necessary for the preparation of the defense of such Third Party Claim.

(b) Settlement of Third Party Claims. Notwithstanding any other provision of this Agreement, the Indemnifying Party shall not enter into any settlement of any Third Party Claim without the prior written consent of the Indemnified Party, except as provided in this Section 8.5(b). If a firm offer is made to settle a Third Party Claim without leading to liability or the creation of a financial or other obligation on the part of the Indemnified Party and provides, in customary form, for the unconditional release of each Indemnified Party from all liabilities and obligations in connection with such Third Party Claim and the Indemnifying Party desires to accept and agree to such offer, the Indemnifying Party shall give written notice to that effect to the Indemnified Party. If the Indemnified Party fails to consent to such firm offer within twenty (20) days after its receipt of such notice, then the Indemnified Party may continue to contest or defend such Third Party Claim and in such event, the maximum liability of the Indemnifying Party as to such Third Party Claim shall not exceed the amount of such settlement offer. If the Indemnified Party fails to consent to such firm offer and also fails to assume defense of such Third Party Claim, then the Indemnifying Party may settle the Third Party Claim upon the terms set forth in such firm offer to settle such Third Party Claim. If the Indemnified Party has assumed the defense pursuant to Section 8.5(a), then it shall not agree to any settlement without the written consent of the Indemnifying Party, which consent shall not be unreasonably withheld or delayed.

(c) Direct Claims. Any Action by an Indemnified Party on account of a Loss which does not result from a Third Party Claim (a “Direct Claim”) shall be asserted by the Indemnified Party giving the Indemnifying Party reasonably prompt written notice thereof, but in any event not later than thirty (30) days after the Indemnified Party becomes aware of such Direct Claim. The failure to give such prompt written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, except and only to the extent that the Indemnifying Party forfeits rights or defenses by reason of such failure. Such notice by the Indemnified Party shall describe the Direct Claim in reasonable detail, shall include copies of all material written evidence thereof and shall indicate the estimated amount, if reasonably practicable, of the Loss that has been or may be sustained by the Indemnified Party. The

Indemnifying Party shall have thirty (30) days after its receipt of such notice to respond in writing to such Direct Claim. The Indemnified Party shall allow the Indemnifying Party and its professional advisors to investigate the matter or circumstance alleged to give rise to the Direct Claim, and whether and to what extent any amount is payable in respect of the Direct Claim and the Indemnified Party shall assist the Indemnifying Party’s investigation by giving such information and assistance (including access to the Company’s premises and personnel and the right to examine and copy any accounts, documents or records) as the Indemnifying Party or any of its professional advisors may reasonably request. If the Indemnifying Party does not so respond within such thirty (30)-day period, then the Indemnifying Party shall be deemed to have rejected such claim, in which case the Indemnified Party shall be free to pursue such remedies as may be available to the Indemnified Party on the terms and subject to the provisions of this Agreement.

8.6 Payments; Escrow Amount Release.

(a) Once a Loss subject to indemnification under Section 8.2 is agreed to by Securityholders’ Representative and the Parent Indemnitee or is finally adjudicated to be payable pursuant to this Article VIII, Securityholders’ Representative and the Parent Indemnitee shall within fifteen (15) Business Days of such agreement or final, non-appealable adjudication, direct Escrow Agent to pay, on behalf of the Securityholders, to the Indemnified Party the amount of such Loss by wire transfer of immediately available funds. Once a Loss subject to indemnification under Section 8.3 is agreed to by Securityholders’ Representative and Parent or is finally adjudicated to be payable pursuant to this Article VIII, Parent shall satisfy its obligations within fifteen (15) Business Days of such agreement or final, non-appealable adjudication by wire transfer of immediately available funds. For clarity, any Loss to any Parent Indemnity resulting from fraud in making an express representation set forth in Article III may exceed the Escrow Amount and is recoverable directly against the Securityholders.

(b) On the day after the date that is twenty-four (24) months from the Closing Date, the parties will direct Escrow Agent to pay to Paying Agent, for the benefit of Securityholders, the remaining portion of the Escrow Amount, except for the amount of any alleged Losses with respect to which a Parent Indemnitee has given notice in accordance with Section 8.5 (the “Outstanding Escrow Claims”), title and all rights to the balance of the Escrow Account (other than the Outstanding Escrow Claims) shall automatically transfer to Securityholders’ Representative, on behalf of Securityholders, and Parent shall take all actions reasonably necessary to promptly release the funds in the Escrow Account, less the amount of the Outstanding Escrow Claims, to Securityholders’ Representative or Paying Agent, on behalf of Securityholders. As soon as the Outstanding Escrow Claims are resolved pursuant to the procedures set forth in this Article VIII the parties will cause any Losses owed to the Parent Indemnitee pursuant to Section 8.6(a) and any amount owed to Securityholders as provided in the immediately prior sentence.

8.7 Tax Treatment of Indemnification Payments. All indemnification payments made under this Agreement shall be treated by the parties as an adjustment to the Purchase Price for Tax purposes, unless otherwise required by Law.

8.8 Effect of Investigation. The representations, warranties and covenants of the Indemnifying Party, and the Indemnified Party’s right to indemnification with respect thereto, shall not be affected or deemed waived by reason of any investigation made by or on behalf of the Indemnified Party (including by any of its Representatives) or by reason of the fact that the Indemnified Party or any of its Representatives knew or should have known that any such representation or warranty is, was or might be inaccurate or by reason of the Indemnified Party’s waiver of any condition set forth in Section 7.2 or Section 7.3, as the case may be.

8.9 Specific Performance. The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy to which they are entitled at law or in equity.

8.10 Exclusive Remedies. All representations and warranties set forth in this Agreement are contractual in nature only and subject to the sole and exclusive remedies set forth in this Article VIII. Following the Closing, except for the right to seek any other remedies specifically provided for herein (including, under Section 5.3 hereof) or any remedies available based on fraud in the making of an express representation set forth in Article III or IV, the remedies set forth in this Article VIII shall constitute the sole and exclusive remedies for recovery by the Indemnified Parties for any claim against a party or parties to this Agreement based upon or arising out of this Agreement or the transactions contemplated hereby, including any claims based upon any breach or inaccuracy of a representation or warranty of such party, or based upon the failure of such party to perform any covenant, agreement or undertaking required by the terms hereof to be performed by such party. Each party expressly waives, disclaims and releases to the fullest extent permitted by applicable Law any and all other remedies, entitlements and recourse it may have against the other party now or in the future with respect to or for any and all claims or Losses arising under, out of, or related to this Agreement or the transactions contemplated by this Agreement (whether in law or in equity or whether in contract or tort).

8.11 No Additional Representations; Non-Reliance. Except for the specific representations and warranties expressly made by the Company in Article III, (a) neither Company, its Subsidiaries nor any Securityholder makes and has not made any representation or warranty, express or implied, at Law or in equity, in respect of the Company and its Subsidiaries, or their assets, liabilities, operations, prospects or conditions (financial or otherwise) or any other matter, including with respect to merchantability or fitness for any particular purpose of any assets, the nature or extent of any liabilities, the prospects of the business of the Company, the effectiveness or the success of any operations, or the accuracy or completeness of any confidential information memoranda, documents, projections, material or other information (financial or otherwise) furnished to Parent or its representatives or made available to Parent and its representatives in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Transaction, or in respect of any other matter or thing whatsoever, and (b) no officer, agent, representative or employee of Company or its Subsidiaries has any authority, express or implied, to make any representations, warranties or agreements not specifically set forth in this Agreement and subject to the limited remedies herein provided. Parent is engaging in the transactions contemplated hereby subject only to the specific representations and warranties contained in Article III, as further limited by the specifically bargained-for exclusive remedies (subject to Section 8.10) as set forth in this Article VIII. In addition, the Company for itself and for its Subsidiaries and Securityholders has disclaimed and does hereby disclaim any representation or warranty made by any Person that is not contained in Article III. Parent agrees (y) that it relies upon or has relied upon any representations or warranties not contained in Article III that may have been made by any Person, and (z) that Company has any obligation or duty to make any disclosures of fact not required to be disclosed pursuant to the specific representations and warranties not contained in Article III.

ARTICLE IX

TERMINATION

9.1 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by the mutual written consent of the Company and Parent;

(b) by Parent by written notice to the Company if:

(i) neither Parent nor Merger Sub is then in material breach of any provision of this Agreement and there has been a breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by the Company pursuant to this Agreement that would give rise to the failure of any of the conditions specified in Article VII and such breach, inaccuracy or failure has not been cured by the Company within ten (10) days of the Company’s receipt of written notice of such breach from Parent; or

(ii) any of the conditions set forth in Section 7.1 or Section 7.2 shall not have been, or if it becomes apparent that any of such conditions will not be, fulfilled within the sixty (60) days following the date hereof (the “Drop Dead Date”), unless such failure shall be due to the failure of Parent to perform or comply with any of the covenants, agreements or conditions hereof to be performed or complied with by it prior to the Closing;

(c) by the Company by written notice to Parent if:

(i) the Company is not then in material breach of any provision of this Agreement and there has been a breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by Parent or Merger Sub pursuant to this Agreement that would give rise to the failure of any of the conditions specified in Article VII and such breach, inaccuracy or failure has not been cured by Parent or Merger Sub within ten (10) days of Parent’s or Merger Sub’s receipt of written notice of such breach from the Company; or

(ii) any of the conditions set forth in Section 7.1 or Section 7.3 shall not have been, or if it becomes apparent that any of such conditions will not be, fulfilled by the Drop Date, unless such failure shall be due to the failure of the Company to perform or comply with any of the covenants, agreements or conditions hereof to be performed or complied with by it prior to the Closing; or

(d) by Parent or the Company if:

(i) there shall be any Law that makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited or any Governmental Authority shall have issued a Governmental Order restraining or enjoining the transactions contemplated by this Agreement, and such Governmental Order shall have become final and non-appealable; or

(ii) if within twenty (20) days following the execution and delivery of this Agreement by all of the parties, the Company shall not have obtained the Requisite Company Approval.

9.2 Effect of Termination. In the event of the termination of this Agreement in accordance with this Article, this Agreement shall forthwith become void and there shall be no liability on the part of any party except (a) as set forth in Section 5.2(b), this Article IX and Article X, and (b) that nothing herein shall relieve any party from liability for any willful breach of any provision hereof.

ARTICLE X

MISCELLANEOUS

10.1 Securityholders’ Representative.

(a) By approving this Agreement and the transactions contemplated hereby or by executing and delivering a Letter of Transmittal, each Securityholder shall have irrevocably authorized and appointed Securityholders’ Representative as such Securityholder’s representative and attorney-in-fact to act on behalf of such Securityholder with respect to this Agreement and to take any and all actions and make any decisions required or permitted to be taken by Securityholders’ Representative pursuant to this Agreement, including the exercise of the power to:

(i) give and receive notices and communications;

(ii) agree to, negotiate, enter into settlements and compromises of, and comply with orders or otherwise handle any other matters described in Section 2.16;

(iii) agree to, negotiate, enter into settlements and compromises of, and comply with orders of courts with respect to claims for indemnification made by Parent pursuant to Article VIII;

(iv) litigate, arbitrate, resolve, settle or compromise any claim for indemnification pursuant to Article VIII;

(v) execute and deliver all documents necessary or desirable to carry out the intent of this Agreement and any Ancillary Document, and make all elections or decisions contemplated by this Agreement and any Ancillary Document;

(vi) engage, employ or appoint any agents or representatives (including attorneys, accountants and consultants) to assist Securityholders’ Representative in complying with its duties and obligations; and

(vii) take all actions necessary or appropriate in the good faith judgment of Securityholders’ Representative for the accomplishment of the foregoing.

Parent shall be entitled to deal exclusively with Securityholders’ Representative on all matters relating to this Agreement and shall be entitled to rely conclusively (without further evidence of any kind whatsoever) on any document executed or purported to be executed on behalf of any Securityholder by Securityholders’ Representative, and on any other action taken or purported to be taken on behalf of any Securityholders by Securityholders’ Representative, as being fully binding upon such Securityholder. Notices or communications to or from Securityholders’ Representative shall constitute notice to or from each of Securityholders. Any decision or action by Securityholders’ Representative hereunder, including any agreement between Securityholders’ Representative and Parent relating to the defense, payment or settlement of any claims for indemnification hereunder, shall constitute a decision or action of all Securityholders and shall be final, binding and conclusive upon each such Securityholder and will not be subject to judicial, arbitral or any other form of review. No Securityholder shall have the right to object to, dissent from, protest or otherwise contest the same. The provisions of this Section 10.1(a), including the power of attorney granted hereby, are independent and severable, are irrevocable and coupled with an interest and shall not be terminated by any act of any one or more Securityholders or by operation of Law.

(b) Securityholders’ Representative may resign at any time, and may be removed for any reason or no reason by the vote or written consent of a majority in interest of Securityholders according to each Securityholder’s Pro Rata Share (the “Majority Holders”); provided, however, in no event shall Securityholders’ Representative resign or be removed without the Majority Holders having first appointed a new Securityholders’ Representative who shall assume such duties immediately upon the resignation or removal of Securityholders’ Representative. In the event of the death, incapacity, resignation or removal of Securityholders’ Representative, a new Securityholders’ Representative shall be appointed by the vote or written consent of the Majority Holders. Notice of such vote or a copy of the written consent appointing such new Securityholders’ Representative shall be sent to Parent, such appointment to be effective upon the later of the date indicated in such consent or the date such notice is received by Parent; provided, that until such notice is received, Parent, Merger Sub and the Surviving Corporation shall be entitled to rely on the decisions and actions of the prior Securityholders’ Representative as described in Section 10.1(a).

(c) Securityholders’ Representative shall not be liable to Securityholders for actions taken pursuant to this Agreement, except to the extent such actions shall have been determined by a court of competent jurisdiction to have constituted gross negligence or involved fraud, intentional misconduct or bad faith (it being understood that any act done or omitted pursuant to the advice of counsel, accountants and other professionals and experts retained by Securityholders’ Representative shall be conclusive evidence of good faith). Securityholders shall severally and not jointly (in accordance with their Pro Rata Shares), indemnify and hold harmless Securityholders’ Representative from and against, compensate it for, reimburse it for and pay any and all losses, liabilities, claims, actions, damages and expenses, including reasonable attorneys’ fees and disbursements, arising out of and in connection with its activities as Securityholders’ Representative under this Agreement (the “Representative Losses”), in each case as such Representative Loss is suffered or incurred; provided, that in the event it is finally adjudicated that a Representative Loss or any portion thereof was primarily caused by the gross negligence, fraud, intentional misconduct or bad faith of Securityholders’ Representative, Securityholders’ Representative shall reimburse Securityholders the amount of such indemnified Representative Loss attributable to such gross negligence, fraud, intentional misconduct or bad faith. The Representative Losses shall be satisfied, first, from the Securityholders’ Representative Fund and, second, to the extent the amount of the Representative Losses exceeds amounts available to Securityholders’ Representative under the Securityholders’ Representative Fund, from Securityholders, severally and not jointly (in accordance with their Pro Rata Shares). As soon as practicable after the date on which the final obligation of Securityholders’ Representative under this Agreement have been discharged or such other date as Securityholders’ Representative deems appropriate, Securityholders’ Representative shall pay any amounts remaining in the Securityholders’ Representative Fund to Securityholders (in accordance with their Pro Rata Shares).

(d) The Securityholders’ Representative Fund shall be held by Securityholders’ Representative as agent and for the benefit of Securityholders in a segregated client account and it shall be used for the purposes of paying directly, or reimbursing Securityholders’ Representative for, any costs and expenses of Securityholders’ Representative incurred pursuant to this Agreement. Securityholders’ Representative will hold these funds separate from its corporate funds and will not voluntarily make these funds available to its creditors in the event of bankruptcy. Securityholders’ Representative is not providing any investment supervision, recommendations or advice. Securityholders’ Representative shall have no responsibility or liability for any loss of principal of the Securityholders’ Representative Fund other than as a result of its gross negligence or willful misconduct. Securityholders’ Representative is not acting as a withholding agent or in any similar capacity in connection with the Securityholders’ Representative Fund, and has no tax reporting or income distribution obligations hereunder. As soon as reasonably determined by Securityholders’ Representative that the Securityholders’ Representative Fund is no longer required to be withheld, Securityholders’ Representative shall distribute the remaining amounts in the Securityholders’ Representative Fund, if any, to Paying Agent for further distribution to Securityholders.

10.2 Expenses. Except as otherwise expressly provided herein (including with respect to Transaction Expenses and Transfer Taxes), all costs and expenses, including, without limitation, fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, whether or not the Closing shall have occurred; provided, however, that all such costs and expenses of the Company and its Subsidiaries that are not paid prior to Closing or are not otherwise included as a Current Liability in the calculation of Closing Working Capital shall be the obligation of Securityholders.

10.3 Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt), (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested), or (c) on the date sent by e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.3):

If to the Company:	EagleDream Health Inc. 300 Trolley Boulevard Rochester, NY 14606 E-mail: betty.rabinowitz@eagledreamhealth.com Attention: Betty Rabinowitz

with a copy to:	Harter Secrest & Emery LLP 1600 Bausch & Lomb Place Rochester, NY 14604-2711 E-mail: tanderson@hselaw.com Attention: Thomas R. Anderson

If to Parent or Merger Sub:	Quality Systems, Inc. 18301 Von Karman Avenue, Suite 600 Irvine, CA 92612 E-mail: jleavitt@nextgen.com Attention: Jocelyn A. Leavitt, General Counsel

with a copy to:	Rutan & Tucker, LLP 611 Anton Boulevard, Suite 1400 Costa Mesa, CA 92626 E-mail: gsleichter@rutan.com Attention: Garett M. Sleichter

If to Securityholders’ Representative:	Algimantas K. Chesonis 3 Cantwell Place Fairport, NY 14450 E-mail: al.chesonis@sweetwater.us

10.4 Interpretation. For purposes of this Agreement, (a) the words “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation”; (b) the word “or” is not exclusive; and (c) the words “herein,” “hereof,” “hereby,” “hereto” and “hereunder” refer to this Agreement as a whole. Unless the context otherwise requires, references herein: (i) to Articles, Sections, Disclosure Schedules and Exhibits mean the Articles and Sections of, and Disclosure Schedules and Exhibits attached to, this Agreement; (ii) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof and (iii) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The Disclosure Schedules and Exhibits referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein.

10.5 Headings. The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.

10.6 Severability. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

10.7 Entire Agreement. This Agreement constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersede all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter. The parties hereto have voluntarily agreed to define their rights, liabilities and obligations respecting the transactions contemplated hereby exclusively in contract pursuant to the express terms and provisions of this Agreement, and the parties hereto expressly disclaim that they are owed any duties or are entitled to any remedies not expressly set forth in this Agreement.

10.8 Successors and Assigns; Assignment. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. No party may assign its rights or obligations hereunder without the prior written consent of the other parties, which consent shall not be unreasonably withheld or delayed. Notwithstanding the foregoing, Parent and Merger Sub may without the consent of Securityholders’ Representative or the Company, assign its rights under this Agreement to (a) any lender of Parent, (b) any Affiliate of Parent or (c) any purchaser of substantially all of the assets or business of the Company. No assignment shall relieve the assigning party of any of its obligations hereunder.

10.9 No Third-party Beneficiaries. Except as provided in Section 5.7, Section 6.3 and Article VIII, this Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

10.10 Amendment and Modification; Waiver. This Agreement may only be amended, modified or supplemented by an agreement in writing signed by Parent, Merger Sub and the Company at any time prior to the Effective Time; provided, however, that after the Requisite Company Approval is obtained, there shall be no amendment or waiver that, pursuant to applicable Law, requires further approval of the Stockholders, without the receipt of such further approvals. Any failure of Parent or Merger Sub, on the one hand, or the Company, on the other hand, to comply with any obligation, covenant, agreement or condition herein may be waived by the Company (with respect to any failure by Parent or Merger Sub) or by Parent or Merger Sub (with respect to any failure by the Company), respectively, only by a written instrument signed by the party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

10.11 Governing Law; Submission to Jurisdiction; Waiver of Jury Trial.

(a) This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction).

(b) ANY LEGAL SUIT, ACTION OR PROCEEDING ARISING OUT OF OR BASED UPON THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY MAY BE INSTITUTED IN THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA OR THE COURTS OF THE STATE OF DELAWARE IN EACH CASE LOCATED IN THE COUNTY OF NEW CASTLE, AND EACH PARTY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF SUCH COURTS IN ANY SUCH SUIT, ACTION OR PROCEEDING. SERVICE OF PROCESS, SUMMONS, NOTICE OR OTHER DOCUMENT BY MAIL TO SUCH PARTY’S ADDRESS SET FORTH HEREIN SHALL BE EFFECTIVE SERVICE OF PROCESS FOR ANY SUIT, ACTION OR OTHER PROCEEDING BROUGHT IN ANY SUCH COURT. THE PARTIES IRREVOCABLY AND UNCONDITIONALLY WAIVE ANY OBJECTION TO THE LAYING OF VENUE OF ANY SUIT, ACTION OR ANY PROCEEDING IN SUCH COURTS AND IRREVOCABLY WAIVE AND AGREE NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (II) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.11(C).

10.12 Attorneys’ Fees; Litigation Costs and Expenses. If any party institutes any legal suit, action, or proceeding against any other party arising out of or relating to this Agreement, including, contract, equity, tort, fraud, and statutory claims, the prevailing party in a final, non-appealable judgment regarding the suit, action, or proceeding is entitled to receive, and the non-prevailing party shall pay, in addition to all other remedies to which the prevailing party may be entitled, the costs and expenses incurred by the prevailing party in conducting the suit, action, or proceeding, including reasonable attorneys’ fees and expenses and court costs.

10.13 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

10.14 Schedules. The disclosure of any matter in any Disclosure Schedule referred to in Article III will be deemed to be a disclosure for all purposes of Article III to which such matter could reasonably be expected to be pertinent based on the nature of the disclosure made. The disclosure of any matter in any Disclosure Schedule will expressly not be deemed to constitute an admission by Seller or Parent, or otherwise to imply, that any such matter is material for the purposes of this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

COMPANY

EAGLEDREAM HEALTH INC.

By:	/s/ Betty Rabinowitz
Name: Betty Rabinowitz
Title: Chief Executive Officer

PARENT

QUALITY SYSTEMS, INC.

By:	/s/ James R. Arnold
Name: James R. Arnold
Title: Executive Vice President, Chief
Financial Officer

MERGER SUB

PEACOCK MERGER SUB, INC.

By:	/s/ James R. Arnold
Name: James R. Arnold
Title: Chief Financial Officer

SECURITYHOLDERS’ REPRESENTATIVE, solely in his capacity as Securityholders’ Representative

/s/ Algimantas K. Chesonis
Algimantas K. Chesonis

[Signature Page to Agreement and Plan of Merger]